Filed Pursuant to Rule 424(b)(5)
Registration No. 333-160221

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, nor are they soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 23, 2009.

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated July 22, 2009)

14,400,000 American Depositary Shares

ReneSola Ltd

Representing 28,800,000 Shares

We are selling 14,400,000 American depositary shares, or ADSs. Each ADS represents two shares of no par value. We have granted the underwriters an option to purchase up to 2,160,000 ADSs to cover over-allotments.

Our ADSs are listed on the New York Stock Exchange under the symbol “SOL”. On September 22, 2009, the last sale price for our ADSs as reported on the New York Stock Exchange was $5.86 per ADS. On September 22, 2009, the closing price of our shares on the Alternative Investment Market of the London Stock Exchange was £1.89, which was equivalent to approximately $6.13 per ADS based on the federal reserve noon buying rate of £1.00 to $1.6266 in effect on September 18, 2009.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page S-21.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to ReneSola Ltd (before expenses)	$	$

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2009.

Credit Suisse	UBS Investment Bank

Lazard Capital Markets

Prospectus Supplement dated                     , 2009

PROSPECTUS SUPPLEMENT

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not be applicable to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement and the accompanying prospectus, unless otherwise indicated or unless the context otherwise requires,

•

“we,” “us,” “our company,” “our” or “ReneSola” refers to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries and, in the context of describing our financial results prior to June 2008, also includes Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd., or Linzhou Zhongsheng Semiconductor, a then variable interest entity of our company;

•	“ADSs” refers to our American depositary shares, each of which represents two shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•

“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and “£” or “pounds sterling” refers to the legal currency of the United Kingdom; and

•	“shares” refers to our shares of no par value.

This prospectus supplement and the accompanying prospectus contain translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.8302 to $1.00, the noon buying rate in effect on June 30, 2009 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this prospectus supplement or the accompanying prospectus could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. On September 18, 2009, the noon buying rate was RMB6.8270 to $1.00.

Consistent with industry practice, we measure our solar wafer, photovoltaic, or PV, cell and PV module manufacturing capacity and production output in watts, or W, kilowatts, or KW, representing 1,000 watts, megawatts, or MW, representing 1,000,000 watts, or gigawatts, or GW, representing 1,000,000,000 watts, of power-generating capacity. We believe W, KW, MW and GW are more appropriate units to measure our manufacturing capacity and production output than quantities of solar wafers, PV cells or PV modules, as they differ in size, thickness, power output and conversion efficiency. Furthermore, we manufacture both monocrystalline and multicrystalline solar wafers. PV cells using these two types of solar wafers have different conversion efficiencies. Even though we had achieved, as of June 30, 2009, conversion efficiency rates of 17.2% to 17.5% for monocrystalline PV cells and 15.6% to 15.8% for multicrystalline PV cells manufactured using our solar wafers, for purposes of this prospectus supplement and the accompanying prospectus, we assume an average conversion efficiency rate of 16.0% for PV cells using our monocrystalline solar wafers and an average conversion efficiency rate of 15.0% for PV cells using our multicrystalline solar wafers. Based on the conversion efficiencies described above, we assume the following power outputs for our solar wafer products:

Specification	Power Output (W)
125 mm by 125 mm monocrystalline	2.4
156 mm by 156 mm monocrystalline	3.9
156 mm by 156 mm multicrystalline	3.7

We also measure our ingot manufacturing capacity and production output in MW, based on the power-generating capacity of the solar wafers that our current manufacturing processes generally yield from such ingots.

PROSPECTUS SUPPLEMENT SUMMARY

This prospectus supplement summary highlights selected information included elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus and does not contain all the information that you should consider before making an investment decision. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” sections and the financial statements and related notes and other information incorporated by reference, before making an investment decision.

Overview of Our Business

We are a leading Chinese manufacturer of solar wafers with a vertically integrated platform for end-to-end solar power product manufacturing capabilities. We produce polysilicon and design, develop and manufacture solar wafers, PV cells and PV modules. We market our products to customers in various regions around the world, including Australia, China, Germany, Italy, Spain, Taiwan and the United States.

We are one of the largest solar wafer manufacturers globally based on production capacity as of December 31, 2008. As of June 30, 2009, we had an annual solar wafer manufacturing capacity of approximately 825 MW. In July 2009, we commenced trial production at our 3,000 metric ton, or MT, annualized capacity polysilicon manufacturing plant in Meishan, Sichuan province. We expect this facility to reach mechanical completion by the end of September 2009. In addition, we expanded into downstream capabilities through our acquisition of Wuxi Jiacheng Solar Energy Technology Co., Ltd., or JC Solar, a PV cell and PV module manufacturer based in Jiangsu province, in May 2009. As of June 30, 2009, we had an annual PV cell manufacturing capacity of approximately 25 MW and an annual PV module manufacturing capacity of approximately 50 MW.

On September 21, 2009, we entered into a share purchase agreement to acquire 100% of the shares in Dynamic Green Energy Limited, or Dynamic Green, for 26,787,210 newly issued ReneSola shares and $10 million in the form of a convertible promissory note issued by us. Dynamic Green is a manufacturer of solar power products ranging from ingots to PV modules and provides original equipment manufacturing, or OEM, services for leading solar manufacturers. We expect to complete our acquisition of Dynamic Green in the fourth quarter of 2009.

Upon the completion of the acquisition of Dynamic Green, we expect to increase our annual solar wafer manufacturing capacity to approximately 900 MW and our annual PV cell and module manufacturing capacities to approximately 125 MW and 475 MW, respectively, by the end of 2009.

With our competitive production cost structure, we believe we are well positioned to address the challenges presented by the current market turbulence throughout the solar power industry arising from the global financial crisis. Through continuous technological innovation and improvements in our manufacturing efficiency, we were able to reduce our silicon consumption rate to 6.0 grams per watt in the first half of 2009, one of the lowest in the industry to our knowledge, from 6.7 grams per watt in the third quarter of 2007.

Our net revenues increased significantly from $84.4 million in 2006 to $249.0 million and $670.4 million in 2007 and 2008, respectively. Our net income increased from $25.3 million in 2006 to $42.9 million in 2007, but we had a net loss of $54.9 million in 2008, primarily as a result of falling average selling prices of solar wafers and a $132.6 million inventory write-down due to the significantly lower net realizable value of our inventories, primarily resulting from the rapid decline in polysilicon prices. Our net revenues in the first quarter of 2009 were $106.9 million, a decrease of 13.0% from the first quarter of 2008, and we had a net loss in the first quarter of 2009 of $30.0 million. Our net revenues in the second quarter of 2009 were $82.6 million, a decrease of 52.2% from the second quarter of 2008, and we had a net loss in the second quarter of 2009 of $3.6 million.

Industry Background

Increasing environmental awareness and energy security concerns have resulted in governmental policies and regulations in many countries designed to accelerate the development and adoption of solar power and other renewable energy sources. International environmental protection initiatives, such as the Kyoto Protocol for the reduction of overall carbon dioxide and other gas emissions, have also created momentum for government incentives encouraging solar power and other renewable energy sources.

In March 2009, the Chinese government announced new rules to support PV module applications in rural and remote areas, which are expected to promote the development of the PV module market in China. The Chinese government offers financial subsidies to assist the construction of PV module applications integrated into buildings in urban and remote areas and establishes and promotes technical standards and key universal technologies relating to the application of PV module products integrated into buildings. To be eligible to receive the subsidies, the installed capacity of a PV module project must be more than 50 KW and the conversion efficiency of monocrystalline products must be higher than 16%. Priority is to be given to PV modules integrated into buildings, projects connected to the power grid and projects for public buildings.

In July 2009, the Chinese government announced a new program of incentives for the development of 500 MW of large-scale PV projects throughout the country over two to three years. Under this program, on-grid PV projects of at least 300 KW will be eligible for subsidies of 50%. Projects in remote areas with no access to the electricity grid will be eligible for subsidies of 70%.

Our Competitive Strengths

We believe that the following strengths enable us to compete effectively:

End-to-End Vertically Integrated Manufacturing Platform

We are one of the largest solar wafer manufacturers globally based on production capacity as of December 31, 2008. We have dedicated our resources to developing our core competencies in solar wafer manufacturing and to extending our expertise further upstream and downstream in the solar power industry value chain. We have become the first manufacturer in China to expand into every segment of the solar power industry, from the production of polysilicon to the manufacturing of PV modules. We have constructed a 3,000 MT annualized capacity polysilicon manufacturing facility in Meishan, Sichuan province, which uses the close-loop advanced Siemens process for polysilicon production. We commenced trial production at this facility in July 2009 and expect the facility to reach mechanical completion by the end of September 2009. In addition, we expanded into downstream manufacturing through our acquisition of JC Solar in May 2009. The acquisition added approximately 25 MW of annual PV cell manufacturing capacity and approximately 50 MW of annual PV module manufacturing capacity to our solar wafer manufacturing capabilities. On September 21, 2009, we entered into a share purchase agreement to acquire Dynamic Green. As of June 30, 2009, Dynamic Green had an annual PV module manufacturing capacity of approximately 155 MW, an annual PV cell manufacturing capacity of approximately 25 MW, an annual ingot manufacturing capacity of approximately 180 tons, or 37.5 MW, and an annual solar wafer manufacturing capacity of approximately 360 tons, or 75 MW. As of the same date, Dynamic Green had an annual upgraded metallurgical grade silicon manufacturing capacity of approximately 50 tons. Dynamic Green currently has approximately 1,600 employees.

We believe our vertically integrated platform for end-to-end solar power manufacturing will allow us to lower our production costs, better serve our customers and strengthen our position in the solar power market.

Large-Scale, Cost-Effective Manufacturing

We possess a large-scale wafer manufacturing facility in Jiashan, China. As of June 30, 2009, with 306 monocrystalline furnaces and 108 multicrystalline furnaces, we had an annual solar wafer manufacturing capacity of approximately 825 MW. We achieve our competitive production cost structure by taking advantage of our economies of scale and the lower costs of facilities, equipment, utilities and labor in China than in more developed countries. With our workforce of over 3,000 employees, who have been trained through our in-house training programs, our production process incorporates both advanced technology and cost-effective manual techniques. In addition, we believe that our current efforts to create a vertically integrated platform through the addition of in-house polysilicon, PV cell and PV module production capacity will enhance our competitive cost structure and increase our share of the solar power market. Our vertically integrated platform will also better position us to compete against companies that specialize in certain stages of the solar power industry value chain because we can capture the value added by toll manufacturers and third-party suppliers.

Strong Technology Development Capabilities

We believe that, with 62 experienced researchers and engineers, we have one of the strongest research and development teams among solar power manufacturers in China. As of June 30, 2009, we had six patents and 11 pending patent applications in China relating to our manufacturing technologies. We believe that our proprietary technologies, processes and know-how enable us to manufacture solar power products more cost-effectively than many of our competitors. We have also developed a variety of proprietary methods for producing ingots and wafers, including a special chemical-doping formula for wafers to produce high-efficiency, low-degradation PV cells, a new casting process for multicrystalline solar wafers to increase PV cell conversion efficiency, and monocrystalline growth technology using high-intensity magnetic fields to reduce oxygen content in solar wafers for high-efficiency and low-degradation. These and other innovations enable us to increase the yield of our ingots, reduce our electricity costs and enhance the utilization rate of our furnaces and consumables, such as crucibles. Through continuous technological innovation and improvements in manufacturing efficiency, we were able to reduce our silicon consumption rate to 6.0 grams per watt in the first half of 2009, one of the lowest in the industry to our knowledge, from 6.7 grams per watt in the third quarter of 2007. As of June 30, 2009, we were able to achieve conversion efficiency rates of 17.2% to 17.5% for monocrystalline cells and 15.6% to 15.8% for multicrystalline cells manufactured using our solar wafers.

Global Network of Customers and Suppliers

We have established a number of long-term relationships with several key players in the solar power industry. Our current customers include some of the leading global manufacturers of PV cells and PV modules, such as Canadian Solar Inc., Gintech Energy Corporation, Q-Cells AG, Solarex Corporation and Suntech Power Co., Ltd. Dynamic Green also provides products sales and OEM services to certain leading solar manufacturers, including SunPower Corporation and Evergreen Solar, Inc. We have been expanding our customer base beyond China and in the first half of 2009, we sold more than 52% of our products overseas in markets such as Australia, Germany, Italy, Spain, Taiwan and the United States. We believe that our reputation for quality and reliability and our added capabilities in PV cells and PV modules will enable us to gain market share and capture new growth opportunities in the solar power industry.

We have established an international network of silicon raw material suppliers. We expect our in-house polysilicon production to reach mechanical completion by the end of September 2009, which will help ensure long-term stable access to low-cost raw materials. We also provide some of our customers with solar wafer and ingot processing services. These arrangements satisfy a portion of our raw material requirements, help improve our capacity utilization rate and strengthen our strategic partnerships with our customers.

Experienced Management Team

We have an experienced management team with a vision for strategic planning and a successful track record of execution. Mr. Xianshou Li, our chief executive officer and founder, is a pioneer in the solar power industry in China. Our management team also includes managers with complementary managerial experience, industry backgrounds and international perspectives. Mr. Charles Xiaoshu Bai, our chief financial officer, has over 15 years of experience working for investment banks and multinational companies. Dr. Panjian Li, our chief operating officer, spent two years as a postdoctoral fellow at the University of Pennsylvania and has over ten years of experience working overseas in the field of material science. Dr. Mingde Wang, our vice president of manufacturing, has a doctorate degree in materials science and engineering from the University of Pennsylvania. Dr. Wang has more than 10 years of experience working overseas and in China as a general manager and project manager specializing in manufacturing and operations. Several key members of our management team have worked together closely for several years, and their joint efforts led to our successful admission to the Alternative Investment Market of the London Stock Exchange, or AIM, in 2006 and our successful ADS listing on the New York Stock Exchange, or the NYSE, in 2008. Our management team’s strong industry expertise and execution capabilities have also enabled us to significantly ramp up our production across the solar value chain within a short time.

Our Strategies

Our objective is to become a leader in the global solar power industry by strengthening our leading position in solar wafer manufacturing while strategically expanding upstream and downstream in the solar power industry value chain. We intend to achieve this objective by pursuing the following strategies:

Complement Existing Business Through Vertical Integration

With the acquisition of JC Solar in May 2009, we began our downstream expansion into PV cell and PV module manufacturing. On September 21, 2009, we entered into a share purchase agreement to acquire Dynamic Green, a manufacturer of solar products ranging from ingots to PV modules that also provides OEM services for leading solar manufacturers. Upon the completion of the acquisition of Dynamic Green, we expect to increase our annual solar wafer manufacturing capacity to approximately 900 MW and our annual PV cell and module manufacturing capacities to approximately 125 MW and 475 MW, respectively, by the end of 2009. We have also constructed a 3,000 MT polysilicon manufacturing facility in Meishan, Sichuan province, which uses the close-loop advanced Siemens process for polysilicon production. We commenced trial production at this facility in July 2009 and expect the facility to reach mechanical completion by the end of September 2009.

We may also consider expanding our business by acquiring other businesses from time to time. By complementing our large-scale solar wafer manufacturing business with other businesses upstream and downstream, we believe that our vertically integrated platform for end-to-end solar power manufacturing will provide us with significant cost advantages over many of our competitors and allow us to be a leading provider for processing services throughout the solar power industry value chain.

Continue to Pursue Cost Reduction

Our vertically integrated business model will provide us with greater control over our supply chain, which will enable us to improve our operating efficiencies and cost advantages. By integrating and improving each step of the manufacturing process in the solar power industry value chain, we will be able to raise our overall production yields to deliver higher-efficiency products at competitive prices. We will focus on optimizing our core solar wafer manufacturing business and achieving the potential synergies with our in-house polysilicon production. The expansion of our PV cell and PV module businesses will further drive greater efficiencies and economies of scale. In addition, we aim to maximize production efficiency by optimizing automated and manual operations in our manufacturing processes to leverage both our low-cost skilled workforce and our engineering and technical resources. Our aim is to be cost competitive at each point of the solar power industry value chain. We believe that our competitive production cost structure, together with the reliability and quality of our products, will allow us to attract new customers for both our products and processing services.

Continue to Pursue Technological Innovation

We plan to continue to devote substantial resources to research and development in order to further improve our manufacturing processes, reduce manufacturing costs and increase product performance. We plan to focus our research and development in the following areas:

•

Solar wafer manufacturing. We will continue to reduce the cost of manufacturing solar wafers by, among other improvements, shortening the time required for ingot-pulling, optimizing our manufacturing equipment, increasing the purity of the ingots we produce, slicing thinner wafers and reducing wafer breakage rates.

•

Polysilicon production. We are seeking to fine-tune the close-loop advanced Siemens process system at our Meishan polysilicon manufacturing facility to reduce production costs and to produce semiconductor-grade polysilicon.

•

PV cell manufacturing. We will continue to develop technologies to manufacture high-conversion efficiency PV cells with improved performance. As of June 30, 2009, we were able to achieve conversion efficiency rates of 17.2% to 17.5% for monocrystalline cells and 15.6% to 15.8% for multicrystalline cells manufactured using our solar wafers. We are making progress to increase the cell conversion efficiency rates to 17.5% to 17.6% for monocrystalline cells and 16.3% to 16.6% for multicrystalline cells by upgrading our equipment line and modifying our production processes by the end of 2009.

We believe that, with 62 experienced researchers and engineers, we have one of the strongest research and development teams among solar power manufacturers in China. As of June 30, 2009, we had six patents and 11 pending patent applications in China relating to our manufacturing technologies. We believe that our proprietary technologies, processes and know-how enable us to manufacture solar power products more cost-effectively than many of our competitors.

Continue to Focus on Target Markets

We will leverage our competitive production cost structure and manufacturing expertise to attract new customers around the world. In China, we will continue to focus on downstream project development. In March 2009 and July 2009, the PRC government announced new rules to support PV applications, by way of financial subsidies, which are expected to promote the development of the Chinese solar power market. Under the new rules, local governments are encouraged to issue and implement supporting policies. For example, we have already received an approval from Zhejiang’s provincial government for a 5 MW rooftop project that will be partially subsidized by the PRC government. We have also entered into a letter of intent with the Yancheng city government, Jiangsu province, to develop a 500 MW on-grid solar power generation project. We will focus on targeting OEMs in our overseas markets. We will strengthen existing relationships and cultivate new relationships within the solar power industry. With the expansion of our solar wafer manufacturing capacity and the addition of upstream and downstream solar power products to our offerings, we will be able to offer our customers a diversified selection of solar power products to satisfy their needs.

Corporate History and Structure

Our predecessor, Zhejiang Fending Construction Material Machinery Manufacturing Co., Ltd., or Fengding Construction, was established as a limited liability company in the PRC in 2003. Following a series of share transfers, Fengding Construction was renamed Zhejiang Yuhui in June 2005 and commenced the solar power business in July 2005. As companies incorporated overseas can more efficiently and conveniently issue equity securities to overseas investors without going through lengthy PRC governmental approval procedures, our company was incorporated as a limited liability company in the British Virgin Islands on March 17, 2006.

ReneSola acquired all of the equity interests in Zhejiang Yuhui in April 2006 through a series of transactions that were accounted for as a reorganization. In August 2006, we placed 33,333,333 shares on AIM, and raised gross proceeds of approximately $50.0 million.

In January 2008, we and certain selling shareholders completed our initial public offering of 10,000,000 ADSs listed on the NYSE. In June 2008, we completed a follow-on public offering of 10,350,000 ADSs sold by us and certain selling shareholders. As of June 30, 2009, we had a total of 141,624,912 outstanding shares, including 35,698,149 outstanding ADSs.

As of the date of this prospectus supplement, we conduct our business through the following subsidiaries:

•	Zhejiang Yuhui, our principal operating company in China;

•	ReneSola America Inc., which was incorporated in the State of Delaware, the United States, in November 2006 to facilitate our procurement of silicon raw materials in North America;

•	ReneSola Singapore Pte Ltd., which was incorporated in Singapore in March 2007 as an offshore vehicle for our international polysilicon procurement and product sales;

•	Sichuan ReneSola, which was established in Sichuan province, China in August 2007 to engage in the production of raw materials; and

•	JC Solar, which was incorporated in Jiangsu province, China in November 2005 to engage in the production of solar cell and modules.

The following diagram illustrates our current corporate structure:

On September 21, 2009, we entered into a share purchase agreement to acquire Dynamic Green. We expect to complete our acquisition of Dynamic Green in the fourth quarter of 2009. See “—Recent Developments—Recent Acquisition” below for more information.

Corporate Information

Our principal executive offices are located at No. 8 Baoqun Road, Yaozhuang County, Jiashan Town, Zhejiang province 314117, People’s Republic of China. Our telephone number at this address is (86-573) 8477 3058. Our registered office in the British Virgin Islands is located at the offices of Harney Corporate Services Limited, Craigmuir Chambers P.O. Box 71, Road Town Tortola, British Virgin Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.renesola.com. The information contained on or accessible through our website is not a part of this prospectus supplement or the accompanying prospectus.

RECENT DEVELOPMENTS

The following is a summary of our unaudited consolidated statement of operations data for the three months ended June 30, 2008 and June 30, 2009, a summary of our unaudited consolidated balance sheet data as of December 31, 2008 and June 30, 2009 and a summary of our unaudited consolidated cash flow data for the six months ended June 30, 2008 and June 30, 2009. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements and in accordance with United States generally accepted accounting principles, or U.S. GAAP. Certain reclassifications were made to the prior period condensed consolidated financial statements to conform to the current period presentation. In accordance with the presentation provisions of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” we have reclassified the ownership interest in the consolidated entity held by party other than us to noncontrolling interest and reported as equity in the consolidated financial statements, we also reported the consolidated net income at amounts that include the amounts attributable to both the parent and the noncontrolling interest on the face of the consolidated statement of income. Results for the first and second quarters of 2009 may not be indicative of our full year results for 2009 or for future quarterly periods. See “Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the fiscal year ended December 31, 2008, incorporated by reference into this prospectus supplement, for information regarding trends and other factors that may influence our results of operations.

	For the Three Months Ended
	June 30, 2008	June 30, 2009
	(in thousands, except percentage, share, per share data and the information under “Selected Consolidated Operating Data,” below)
Consolidated Statement of Operations Data
Net revenues	$173,007	$82,629
Cost of revenues	(130,221)	(78,378)

Gross profit	42,786	4,251

Operating expenses:
Sales and marketing	(231)	(1,497)
General and administrative	(4,869)	(4,503)
Research and development	(3,504)	(3,401)
Other general income	353	1,188

Total operating expenses	(8,251)	(8,213)

Income (loss) from operations	34,535	(3,962)

Non-operating (expenses) income:
Interest income	234	176
Interest expenses	(2,755)	(3,972)
Foreign exchange loss	797	504
Gain on early extinguishment of debt, net of inducement charges	—	5,353

Income (loss) before income tax	31,217	(2,909)
Income tax expenses	6,844	680

Net income (loss)	24,373	(3,589)
Less : net income attributable to noncontrolling interests	1,064	—

Net income (loss) attributable to holders of ordinary shares	$23,309	$(3,589)

	For the Three Months Ended
	June 30, 2008	June 30, 2009
	(in thousands, except percentage, share, per share data and the information under “Selected Consolidated Operating Data,” below)
Net income (loss) per share:
—Basic	$0.20	$(0.03)
—Diluted	$0.19	$(0.03)
Weighted average number of shares used in computing earnings per shares:
Basic shares	120,159,747	139,383,154
Diluted shares	130,890,990	139,383,154
Selected Consolidated Operating Data
Solar products shipped (in MW)(1)	82.3	85.9
Solar products shipped, excluding products shipped from processing services (in MW)	57.7	78.5

(1)	Includes solar wafers shipped, solar wafers shipped from processing services, ingots shipped and PV modules shipped.

	As of December 31, 2008	As of June 30, 2009
	(in thousands)
Consolidated Balance Sheet Data
Assets
Current assets:
Cash and cash equivalents	$112,333	$173,543
Restricted cash	5,958	58,068
Accounts receivable, net of allowances for doubtful receivables	43,160	35,319
Inventories	193,036	142,703
Advances to suppliers	36,991	20,174
Amounts due from related parties	457	457
Value added tax recoverable	15,498	35,374
Prepaid expenses and other current assets	13,722	5,772
Deferred tax assets	18,979	12,877

Total current assets	$440,134	$484,287

Property, plant and equipment, net	341,427	510,085
Prepaid land rent, net	13,472	19,505
Other Intangible assets	—	3,934
Deferred tax assets	2,340	45,568
Deferred convertible bond issue costs	1,970	834
Advances to suppliers over one year	45,729	40,958
Advances for purchases of property, plant and equipment	161,705	139,359
Other long-term assets	1,011	1,397
Goodwill	—	5,323

Total assets	$1,007,788	$1,251,250

	As of December 31, 2008	As of June 30, 2009
	(in thousands)
Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$191,987	$347,939
Accounts payable	37,942	42,055
Advances from customers	49,284	43,872
Amounts due to related parties	11,863	24
Other current liabilities	42,060	59,321

Total current liabilities	$333,136	$493,211

Convertible bond payable	$138,904	$98,992
Long-term borrowings	32,833	159,586
Advances from customers over one year	105,203	114,074
Other long-term liabilities	15,624	20,621

Total liabilities	$625,700	$886,484

Shareholders’ equity:
Common shares	$330,666	$345,645
Additional paid-in capital	17,769	19,630
Retained earnings (deficit)	11,294	(22,313)
Accumulated other comprehensive income	22,080	21,804

Total shareholders’ equity	$381,809	$364,766

Noncontrolling interests	$279	—

Total equity	382,088	364,766

Total liabilities and shareholders’ equity	$1,007,788	$1,251,250

	For the Six Months Ended
	June 30, 2008	June 30, 2009
	(in thousands)
Consolidated Cash Flow Statement
Cash flows from operating activities:
Net income (loss)	$42,106	$(33,608)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in earnings of investee	—	291
Inventory write-down	—	68,047
Depreciation and amortization	6,112	13,457
Amortization of deferred convertible bond issue costs and premium	1,528	1,426
Allowances for doubtful receivables	253	631
Prepaid land rent expensed	117	127
Change in fair value of derivatives	(573)	(1)
Gain on early extinguishment of debt, net of inducement charges	—	(5,353)
Share-based compensation	1,845	1,861
Loss on disposal of long-lived assets	—	14
Changes in operating assets and liabilities:
Accounts receivable	5,526	9,951
Inventories	(84,370)	(14,246)
Advances to suppliers	(43,641)	19,379
Amounts due from related parties	903	(11,816)
Value added tax recoverable	5	(19,082)
Prepaid expenses and other current assets	(3,716)	7,323
Prepaid land use right	(1,579)	(110)
Accounts payable	7,476	2,954
Advances from customers	30,794	2,334
Other liabilities	3,999	2,981
Deferred taxes	5,380	(37,527)
Accrued warranty	—	65

Net cash provided by (used in) operating activities	$(27,835)	$9,098

Cash flows from investing activities:
Purchases of property, plant and equipment	$(72,998)	$(164,024)
Advances for purchases of property, plant and equipment	(57,254)	18,186
Purchase of other long-term assets	—	(447)
Cash received from government subsidy	—	5,959
Proceeds from disposal of investment	—	(635)
Restricted cash	—	(51,722)
Cash consideration for acquisition	—	(16,831)
Cash associated with deconsolidated subsidiary	(4,416)	—

Net cash used in investing activities	$(134,668)	$(209,514)

Cash flows from financing activities:
Proceeds from borrowings	$120,938	$436,780
Repayment of bank borrowings	(40,348)	(155,437)
Net proceeds from issuance of common shares	294,012	—
Proceeds from exercised stock option	243	—
Cash received from related parties	15	—
Cash consideration paid to repurchase convertible bonds	—	(19,781)

Net cash provided by financing activities	$374,860	$261,562

Effect of exchange rate changes	$8,659	$64
Net increase in cash and cash equivalents	$221,016	$61,210
Cash and cash equivalents, beginning of year	$53,137	$112,333
Cash and cash equivalents, end of year	$274,153	$173,543

Financial Results for the Three Months Ended June 30, 2009

Net Revenues

Our net revenues for the three months ended June 30, 2009 were $82.6 million, a decrease of 52.2% from $173.0 million in the three months ended June 30, 2008. The decrease year-over-year in net revenues in the three months ended June 30, 2009 was primarily attributable to falling average selling prices of wafers during the quarter due to decreased market demand as a result of the global financial crisis. The average selling price of wafers in the three months ended June 30, 2009 decreased to $0.93 per watt from $2.60 per watt in the three months ended June 30, 2008.

Gross Profit

Our gross profit for the three months ended June 30, 2009 was $4.3 million, a decrease of 90.0% from $42.8 million for the three months ended June 30, 2008. Our gross profit for the three months ended June 30, 2009 decreased year-over-years primarily due to reduced sales as a result of the rapid decrease in the market price of solar wafers, partially offset by a decrease in the price of polysilicon. Our gross margin for the three months ended June 30, 2009 was 5.1%, compared to 24.7% for the three months ended June 30, 2008.

Income (Loss) from Operations

Our operating loss for the three months ended June 30, 2009 was $4.0 million, compared to operating profit of $34.5 million for the three months ended June 30, 2008. Our operating margin for the three months ended June 30, 2009 was negative 4.8%, compared to positive 20.0% for the three months ended June 30, 2008.

Total operating expenses for the three months ended June 30, 2009 were $8.2 million, a slight decrease from $8.3 million for the three months ended June 30, 2008. Total operating expenses for the three months ended June 30, 2009 included $0.78 million of amortization of intangible assets consisting of customer relations and order backlog from the JC Solar acquisition. Of the total operating expenses for the three months ended June 30, 2009, $4.5 million was attributable to general and administrative expenses, which included expenses relating to repricing of share-based compensation.

Income (Loss) before Income Tax

Our loss before income tax for the three months ended June 30, 2009 was $2.9 million, compared to earnings of $31.2 million for the three months ended June 30, 2008. We had loss before income tax for the three months ended June 30, 2009, compared to a net income for the three months ended June 30, 2008, mainly due to higher gross profit in the three months ended June 30, 2008. During the second quarter of 2009, we also recognized a net gain of $5.4 million as a result of our $40.1 million convertible bond repurchases using cash and issuance of 4,000,000 ordinary shares.

Income Tax

A tax expense of $0.7 million was recognized for the three months ended June 30, 2009, compared to a tax expense of $6.8 million for the three months ended June 30, 2008.

Net Income (Loss) Attributable to Holders of Ordinary Shares

Net loss attributable to holders of ordinary shares for the three months ended June 30, 2009 was $3.6 million, compared to net income attributable to holders of ordinary shares of $23.3 million for the three months ended June 30, 2008.

Basic and diluted loss per share for the three months ended June 30, 2009 was $0.03, and basic and diluted loss per ADS was $0.05.

Cash Flows

Net cash provided by operating activities in the first half of 2009 was $9.1 million compared to net cash used in operating activities of $27.8 million in the first half of 2008.

Our net cash provided by operating activities in the first half of 2009 was due to a net loss of $33.6 million in the first half of 2009 adjusted for an inventory write-down of $68.0 million and deferred taxes of $37.5 million and cash movements. The cash movements in the first half of 2009 included (i) a decrease in advances to suppliers due to lower price of silicon raw materials, (ii) an increase in value added tax recoverables due to tax rebates from our equipment purchases, (iii) a moderate increase in inventories in the first half of 2009, and (iv) a decrease in accounts receivable due to net impact of decreased revenue and longer payment terms as a result of weak solar market.

Our net cash used in operating activities in the first half of 2008 was primarily due to (i) a net income of $41.0 million in the first half of 2008, (ii) an increase in inventories of $84.4 million as our business and capacity expanded and (iii) an increase in advances to suppliers of $43.6 million primarily due to high silicon raw material costs and strong sales. The effects were offset by an increase in advances from customers primarily due to increased sales.

Net cash used in investing activities in the first half of 2009 was $209.5 million, compared to $134.7 million in the first half of 2008.

In the first half of 2009, we had purchases of property, plant and equipment of $164.0 million primarily for our polysilicon manufacturing facility in Meishan, Sichuan province, an increase in restricted cash of $51.7 million primarily due to cash accounts pledged as part of our borrowings and paid $16.8 million as the consideration for our acquisition of JC Solar.

In the first half of 2008, we had purchases of property, plant and equipment of $73.0 million and advances for long-term purchases of property, plant and equipment of $57.3 million primarily for our ingot and wafer facility expansion.

Net cash provided by financing activities in the first half of 2009 was $261.6 million, compared to $374.9 million in the first half of 2008. In the first half of 2009, we had proceeds from bank borrowings of $436.8 million and repaid $155.4 million in bank borrowings. In the first half of 2008, we had proceeds from bank borrowings of $120.9 million and repaid $40.3 million. In the same period, we received proceeds of $294.0 million from the issuance of shares in our initial public offering in January 2008 and following-on offering in June 2008.

Recent Acquisition

On September 21, 2009, we entered into a share purchase agreement to acquire 100% of the shares in Dynamic Green for 26,787,210 newly issued ReneSola shares and $10 million in the form of a convertible promissory note issued by us. We expect to complete our acquisition of Dynamic Green in the fourth quarter of 2009.

Dynamic Green, through its wholly-owned subsidiary Jiawei Solarchina Co., Ltd. and other Chinese operating subsidiaries, manufactures solar products ranging from ingots to PV modules and provides OEM services for leading solar manufacturers. Dynamic Green provides customers with high quality products and processing services, utilizing raw materials sourced or produced by Dynamic Green or supplied by customers. Dynamic Green owns and operates several manufacturing facilities in different cities in China, including ingot and wafer manufacturing facilities in Sanhe, Hebei province, module and cell manufacturing facilities in Wuhan, Hubei province, an upgraded metallurgical grade silicon manufacturing facility in Guiyang, Guizhou province, and OEM facilities in Shenzhen, Guangdong province.

Dynamic Green provides a substantial amount of sales and OEM services, particularly sales and services to its major customers such as Evergreen Solar, Inc. and SunPower Corporation, under multi-year, long-term contracts. The long-term contracts for OEM services require Dynamic Green to provide a range of processing services, including processing of ingots and solar wafers as well as PV cells and modules. Dynamic Green intends to continue to perform under these contracts after the acquisition.

By combining both companies’ resources and coordinating expansion efforts, we expect the acquisition to significantly increase the size of our operations, expand our distribution network, strengthen our vertically integrated business model, enhance our OEM business and allow us to take advantage of Dynamic Green’s significant strategic relationships with key industry players and successful focus on expanding in the downstream segments of the solar power industry value chain.

As of June 30, 2009, Dynamic Green had an annual PV module manufacturing capacity of approximately 155 MW, annual PV cell manufacturing capacity of approximately 25 MW, annual ingot manufacturing capacity of approximately 180 tons, or 37.5 MW, and solar wafer manufacturing capacity of approximately 360 tons, or 75 MW. As of the same date, Dynamic Green had an annual upgraded metallurgical grade silicon manufacturing capacity of approximately 50 tons. Dynamic Green currently has approximately 1,600 employees.

In 2007 and 2008, Dynamic Green had net revenues of $18.1 million and $53.3 million, respectively, and gross profit of $6.1 million and $16.8 million, respectively. Dynamic Green had loss from operations of $9.6 million in 2007 and income from operations of $9.9 million in 2008. Dynamic Green had a net loss of $10.4 million in 2007 and net income of $5.6 million in 2008. In the first half of 2009, Dynamic Green had net revenues of approximately $15 million and gross profit of approximately $3 million. Dynamic Green expects to incur a net loss in the first half of 2009. The selected estimated results for the first half of 2009 are preliminary and are subject to normal period-end closing procedures. As a result, Dynamic Green’s actual results may differ from the estimated results.

Information relating to Dynamic Green, including information related to its business, operations, financial condition and results of operations, included in this prospectus supplement has been provided to us by Dynamic Green and has not been prepared by us. Neither we nor our auditors have audited the financial statements or the internal control over financial reporting of Dynamic Green or otherwise subjected Dynamic Green’s financial statements or internal control to any level of audit or review. We may determine that the financial results of Dynamic Green require adjustment to be presented under U.S. GAAP in substantial conformity with our accounting policies, and such adjustments may be substantial. See “Risk Factors—Risks Relating to our Proposed Acquisition of Dynamic Green”.

Material Agreements

The following is a brief summary of the share purchase agreement, the shareholders’ agreement, the registration rights agreement, lock-up agreements and employment agreements with Dynamic Green’s senior management, who will continue to work at Dynamic Green following the acquisition. This summary does not purport to be complete and is qualified in its entirety by reference to share purchase agreement to be filed in a report on Form 6-K and incorporated by reference into this prospectus supplement.

Share Purchase Agreement

On September 21, 2009, we entered into a share purchase agreement to acquire 100% of the shares in Dynamic Green for 26,787,210 newly issued shares and $10 million in the form of a convertible promissory note issued by us. The convertible promissory note will be issued to GE Capital, one of Dynamic Green’s major shareholders. The principal amount of the note plus accrued interest is convertible into our ordinary shares at an initial conversion price of $3.4345 per share commencing eleven months after the issuance of the note. If the note is not converted, it will be redeemed at maturity in June 2011 at its principal amount plus a redemption premium of 7% per annum.

Our acquisition of Dynamic Green is expected to close in the fourth quarter of 2009 and is subject to the satisfaction of customary closing conditions. These closing conditions include the accuracy of the parties’ representations and warranties; the performance by the parties of their obligations and agreements in the share purchase agreement; the parties obtaining third party consents; conversion of Dynamic Green’s convertible bonds and preferred shares into ordinary shares; approval by a secured party in connection with the sale of pledged shares by certain management shareholders; absence of a material adverse change in the business of Dynamic Green; and the execution by the parties of ancillary agreements.

Shareholders Agreement

Under the shareholders agreement, Mr. Kongxian Ding will initially have the right to appoint two members of our board of directors, one of whom shall be an independent director.

Registration Rights Agreement

Pursuant to the registration rights agreement to be executed at closing, we have granted the selling shareholders of Dynamic Green customary registration rights, including demand and piggyback registration rights, with respect to the shares received by such shareholders in connection with the transaction. Dynamic Green’s selling shareholders will have two demand registration rights and unlimited piggyback registration rights.

Lock-up Agreements

The share purchase agreement provides that on or prior to closing, Mr. Kongxian Ding, the founder and the largest shareholder of Dynamic Green, will enter into a lock-up agreement stating that he shall not sell or otherwise transfer any of our shares received in connection with the acquisition of Dynamic Green until the third anniversary following the closing date. In addition, Dynamic Green’s management shareholders and certain non-management shareholders will enter into lock-up agreements providing that each such shareholder shall not sell or otherwise transfer our shares received in connection with the acquisition until the first anniversary of the closing date, subject to certain exceptions (including the ability of certain shareholders to sell limited amounts of shares commencing on the date that is 181 days following the closing date). Other non-management shareholders will be subject to a three-month or six-month lock-up starting from the closing date, subject to certain exceptions (including, in the case of the six-month lock-up, the ability of certain shareholders to sell limited amounts of shares commencing on the date that is 91 days following the closing date). The holder of the $10 million convertible promissory note will not be permitted to sell or convert its note for approximately 11 months following the issuance date, subject to certain exceptions.

Employment and Non-Competition Agreements

Dynamic Green’s senior management has agreed to enter into amendments to employment agreements with us at closing. Dynamic Green’s senior management will also enter into non-competition agreements that for two years following the termination of their employment, such persons shall not engage in any business activity that competes with us.

2009 Revenue Guidance Update

On September 23, 2009, we announced downward revision of our 2009 revenue guidance in light of continuing difficult operating conditions.

THE OFFERING

ADSs offered by us in this offering	14,400,000 ADSs (16,560,000 ADSs if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	50,035,443 ADSs (52,195,443 ADSs if the underwriters exercise their over-allotment option in full).[1]

Shares outstanding immediately after this offering	170,424,912 shares (174,744,912 shares if the underwriters exercise their over-allotment option in full).[2]

The ADSs	Each ADS represents two of our shares of no par value. The depositary will hold the shares underlying your ADSs. You will have rights as provided in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of the accompanying prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement that includes the accompanying prospectus.

Use of Proceeds	Our net proceeds from this offering are expected to be approximately $ million based on the public offering price per ADS of $ . We expect to use the net proceeds from this offering for general corporate purposes, including capital expenditures, working capital, and repurchases and redemptions of our U.S. dollar settled 1% convertible bonds due 2012, of which $99.0 million in aggregate principal amount was outstanding as of June 30, 2009. See “Use of Proceeds.”

Trading market for ADSs and shares	Our ADSs are listed on the NYSE under the symbol “SOL”. On September 22, 2009, the last sale price for our ADSs as reported on the NYSE was $5.86 per ADS. Our shares are currently traded on AIM. On September 22, 2009, the reported closing price of our shares on AIM was £1.89.

We expect the shares represented by the ADSs to be issued in this offering to be admitted to trading on AIM on the next AIM trading day immediately after the completion of this offering. We expect the

(1)	Calculated based on 35,635,443 ADSs outstanding as of August 31, 2009.
(2)	Calculated based on 141,624,912 shares outstanding as of August 31, 2009. The number of shares that will be outstanding immediately after this offering excludes shares issuable upon the exercise of options outstanding as of the date of this prospectus supplement.

shares represented by the ADSs issuable upon exercise of the over-allotment option to be admitted to trading on AIM on the next AIM trading day after the closing of the over-allotment option.

Risk Factors	See “Risk Factors” and other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission, or the SEC, for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Depositary	The Bank of New York Mellon.

RISK FACTORS

You should carefully consider the risks described below and in our annual report on Form 20-F for the year ended December 31, 2008, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to buy our ADSs. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Relating to Our Acquisition of Dynamic Green

The acquisition is subject to conditions that may not be satisfied, and may not be completed on a timely basis, or at all.

The completion of the acquisition is subject to a number of conditions, which include, among others, the accuracy of each party’s representations and warranties, the parties’ obtaining third party consents, the conversion of Dynamic Green’s convertible bonds and preferred shares into ordinary shares, approval by a secured party in connection with the sale of pledged shares by certain management shareholders, and the absence of material adverse change in the business of Dynamic Green. Such closing conditions make the completion and timing of the completion of the acquisition uncertain. We cannot assure you that all of these closing conditions will be satisfied or waived. If the acquisition is not completed on a timely basis, we may not realize any of the benefits of having completed the acquisition. If we are not able to, or choose not to, acquire Dynamic Green, the financial and other information regarding Dynamic Green included in this prospectus supplement would become irrelevant to an investor considering an investment in our securities. In addition, matters relating to the acquisition (including integration planning) may require substantial commitments of time and resources by our management, which could otherwise have been devoted to other opportunities that may have been beneficial to us. We could also be subject to litigation related to any failure to complete the acquisition. If the acquisition is not completed on a timely basis, or at all, these risks may materialize and may adversely affect our business, financial results and stock price.

Our acquisition of Dynamic Green may result in liabilities of which we may not be aware at the closing of the acquisition, which could materially and adversely affect our business, reputation, results of operations and financial condition.

Although we have performed due diligence with respect to the acquisition, we may not be aware of all of the risks associated with Dynamic Green at the time of the signing of the acquisition documents or at closing. For example, we may not be aware of all of existing disputes or potential disputes to which Dynamic Green is or may become a party. In addition, after the closing of the acquisition, we may discover internal or disclosure control deficiencies, accounting or financial irregularities or weaknesses, or other material problems that may result in a material liability or loss.

Any discovery of adverse information concerning Dynamic Green after the acquisition could have a material adverse effect on our business, financial condition and results of operations. While the selling shareholders of Dynamic Green have agreed to indemnify us for damages resulting from inaccuracies in their representations and warranties or their failure to perform their obligations under the share purchase agreement, asserting our rights to indemnification against the selling shareholders could be costly and time-consuming or may not be successful at all.

Dynamic Green’s financial results may be subject to adjustment.

The financial performance and operating results of Dynamic Green discussed in this prospectus supplement were derived from Dynamic Green’s management accounts, which have been provided to us by Dynamic Green and have not been prepared by us. Neither we nor our auditors have audited the financial statements or the internal control over financial reporting of Dynamic Green or otherwise subjected Dynamic Green’s financial statements or internal controls to any level of audit or review. If Dynamic Green’s auditors perform their review of the company’s internal control over financial reporting as part of the audit, we cannot assure you that the auditors will not identify material weaknesses or significant deficiencies. Failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of the financial statements. We may also determine that the financial results of Dynamic Green require adjustment to be presented under U.S. GAAP in substantial conformity with our accounting policies, and such adjustments may be substantial.

The selling shareholders of Dynamic Green will own approximately 13.6% of our shares after the completion of the acquisition and Mr. Kongxian Ding will be able to appoint two of our directors; as a result, they will have substantial influence over us and their interests may not be aligned with the interests of our other shareholders.

Following the completion of the acquisition and assuming 28,800,000 shares were sold in this offering, the selling shareholders of Dynamic Green will hold approximately 13.6% of our outstanding shares. In addition, pursuant to the shareholders’ agreement, Mr. Kongxian Ding will initially be able to appoint two members of our board of directors, including one independent director.

Accordingly, the selling shareholders, particularly Mr. Kongxian Ding, will have influence in determining the outcome of any corporate acquisition or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions and the directors appointed by the selling shareholders of Dynamic Green will have substantial influence on our board of directors. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

The integration of Dynamic Green’s operations into our overall operations may expose us to potential risks and adversely effect our ability to manage our business.

Our ability to integrate the operations of Dynamic Green is subject to risks and uncertainties, including difficulties that arise as a result of significant differences in our corporate culture or information systems or other operational procedures. Therefore, we cannot assure you that if we complete the acquisition of Dynamic Green we will successfully integrate Dynamic Green’s operations into our overall operations, or that Dynamic Green will operate profitably and will not adversely impact our results of operations.

The integration process could result in the loss of key employees, the disruption of our and Dynamic Green’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with suppliers, customers and employees. Integration efforts will also divert management attention and resources from our existing operations, which may cause our business and financial performance to suffer. These integration matters could adversely affect ReneSola and Dynamic Green during the transition period before consummation of the acquisition and for an undetermined period after consummation of the acquisition. Consequently, we cannot be sure that we will realize the benefits we anticipate from acquiring Dynamic Green, or that we will not incur costs in excess of our projected costs of the acquisition. We may incur a loss on our investment as a result.

There are a number of risks and uncertainties associated with the business and operations of Dynamic Green, which will apply to us if our proposed acquisition is consummated.

As a manufacturer offering solar power products ranging from ingots to PV modules, Dynamic Green is subject to many of the risks and uncertainties that we currently face. Other risks and uncertainties associated with the business and operations of Dynamic Green include:

•

Dynamic Green suffered a net loss in the first half of 2009 primarily due to decreased revenues as a result of weak customer demand due to market conditions, as well as high costs associated with starting a new ingot and wafer business line. Such loss and any potential continuing deteriorating profitability of Dynamic Green will adversely impact our results of operations on a combined basis upon the completion of the acquisition.

•

Dynamic Green relies on a limited number of customers in order to conduct its OEM business and the contracts with these key customers have terms ranging from one year to a few years. If any of these customers fails to perform or terminates its agreements with us, or we cease to have good relations with any key customers or we are unable to renew our agreements with any of them, our operating results and financial condition may be adversely affected.

•

Dynamic Green expects to rely on the IEC and UL certificates provided by GE Energy to sell at least 19 MW of on-grid PV modules, and such licensing arrangement has a term of more than two years. GE Energy may terminate the existing arrangement and disallow us to sell products under its certificates. Any deterioration of our relationship with GE Energy could harm Dynamic Green’s business, which would negatively affect our operating results.

•

A significant portion of Dynamic Green’s raw materials, mainly PV cells, are sourced from a limited number of suppliers. The loss of any of these key suppliers may result in disruption in the PV module manufacturing process and negatively affect its results of operations.

•

Dynamic Green depends on the services of Mr. Kongxian Ding, Dynamic Green’s chairman and chief executive officer, and other key members of the management team. The business and operations of Dynamic Green depend to a significant extent on Mr. Ding’s business vision, industry expertise, management skills as well as his relationships with key customers. The loss of Mr. Ding’s, or other key management members’ services could have material adverse effect on Dynamic Green’s business and growth prospect.

•	Dynamic Green also faces risks associated with capital expenditures, financing and construction of new manufacturing facilities.

•

Dynamic Green has been a private company with limited accounting personnel and other resources and may lack adequate internal control over financial reporting that is typical of a United States public company, which may result in material misstatements in its financial statements.

If any of the foregoing and other risks and uncertainties materialize, we may fail to realize the financial or operational benefits from our acquisition of Dynamic Green and we may incur a loss on our investment.

We are in discussion with an enterprise related to the local government over Dynamic Green’s security arrangement relating to financing the construction of new facilities, but we cannot assure you that the proposed security arrangement will be accepted and the financing will be completed as contemplated.

Dynamic Green has entered into an agreement with an enterprise related to the local government, which will provide equity financing of $25 million for the construction of a solar cell and panel manufacturing facility in Wuhan, Hubei province. The financing will be repaid by Dynamic Green over a five year period. All of Dynamic Green’s assets and certain equity interests in its subsidiary are required to be pledged as part of the financing arrangement. Certain management shareholders also agreed to pledge their shares in Dynamic Green as part of the initial security arrangement. In addition, certain management shareholders has agreed to pledge their shares, and Dynamic Green’s subsidiary has agreed to provide certain guarantee, for a $33 million commitment by a third party in a similar arrangement with the government-related enterprise for the construction of a related facility. As part of the acquisition, we are requiring the selling shareholders to obtain the approval of the secured party so that we shall receive unencumbered shares at closing of the acquisition. We are in discussion with the government-related enterprise to amend the existing security arrangement, particularly to substitute the old pledged shares with new pledges in management’s shares in ReneSola. We cannot assure you that the government-related enterprise will agree to our proposal. We may also agree to waive the closing condition and proceed to closing without removing the encumbrances on the pledged shares.

If we do not finalize the security arrangement, then we may not be able to secure the financing by the government-related enterprise, which may jeopardize the construction of the facilities. As external financing is difficult to obtain, we may not be able to obtain external financing in a timely manner, if at all, or on commercially acceptable terms. If we fail to obtain financing for the new facilities, Dynamic Green’s expansion plan would be materially and adversely affected.

Subject to certain limitations, the selling shareholders of Dynamic Green may sell our ordinary shares at any time following the completion of the acquisition, which could cause our stock price to decrease.

Although the selling shareholders will enter into lock-up agreements for certain periods following the consummation of the acquisition, the selling shareholders may sell their shares following expiration of the relevant lock-up periods, either pursuant to a registered public offering under the Securities Act (if such holders exercise their registration rights received in connection with the transaction), or in accordance with Rule 144 under the Securities Act. The sale of a substantial number of ordinary shares by the selling shareholders within a short period of time could cause the price of our ADSs to decrease, and could make it more difficult for us to raise funds through future offerings of ADSs.

Investors of this offering may not rely on the representations and warranties contained in the share purchase agreement in connection with our acquisition of Dynamic Green.

Dynamic Green has made certain representations and warranties to us with respect to its financial statements, operating results, business operations, legal compliance and other aspects of its business in the share purchase agreement to be filed in a report on Form 6-K and incorporated by reference into this prospectus supplement. Such representations and warranties, rather than statements of factual information, reflect Dynamic Green’s view and belief and are for the benefit of our company only, subject further to the qualifications and limitations agreed to by the parties to the share purchase agreement. Investors in this offering should not place undue reliance on such representations and warranties when making their investment decisions.

Risks Related to This Offering

Our actual financial results may differ materially from our guidance for the third quarter and full fiscal year 2009.

On August 12, 2009, we provided selected guidance for the third quarter and fiscal year 2009. On September 23, 2009, we revised our revenue outlook for the full fiscal year 2009 and provided additional guidance for the third quarter of 2009. Our guidance for the third quarter and the full fiscal year 2009 were based on a number of assumptions and are inherently subject to significant uncertainties and contingencies, including the risks factors described or incorporated by reference in this prospectus supplement and the accompanying prospectus. Such guidance constitute forward-looking statements that may not materialize and may vary significantly from actual results. You should not regard the inclusion of the guidance as a representation by us, the underwriters or any other person that we will actually achieve the results indicated therein.

Our quarterly operating results may fluctuate from period to period in the future.

Our quarterly operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. Typically, demand for solar power products tends to be weaker during the winter months, because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. In addition, our quarterly results may also be affected by other factors, such as changes in costs of raw materials, delays in equipment delivery, suppliers’ failure to perform their delivery obligations and interruptions in electricity supply, etc. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance. Furthermore, the results for the quarterly results may not be indicative of our full-year results.

Our management has broad discretion over the use of proceeds from this offering.

Our management has significant flexibility in applying the proceeds that we receive from this offering. Although we expect to use the net proceeds from this offering for general corporate purposes, including capital expenditures, working capital, repayment of debt and repurchases and redemptions of our U.S. dollar settled 1% convertible bonds due 2012, our board of directors retains significant discretion with respect to the use of proceeds. The proceeds from this offering may be used in a manner that does not generate favorable returns. In addition, if we use the proceeds to expand our facilities, there can be no assurance that any such expansion would be successfully integrated into our operations or otherwise perform as expected.

We may issue additional ADSs, other equity, equity-linked or debt securities, which may materially and adversely affect the price of our ADSs. Hedging activities may depress the trading price of our ADSs.

We require a significant amount of cash to fund our operations and currently have a significant amount of debt outstanding. We may issue additional equity, equity-linked or debt securities for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations for the repayment of existing indebtedness, including redemption of our U.S. dollar settled 1% convertible bonds due 2012, or for other reasons. Any future issuances of equity securities or equity-linked securities could substantially dilute your interests and may materially adversely affect the price of our ADSs. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales, including the sale of ADSs in this offering, may have on the market price of our ADSs. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Further, the price of our ADSs could also be affected by possible sales of our ADSs by investors who view our outstanding convertible notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that involves our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act. Moreover, as of August 31, 2009, approximately 13.4 million of our shares held by persons not affiliated with us were eligible for resale under Rule 144 under the Securities Act. Each of our directors, executive officers and certain shareholders has agreed, subject to certain exceptions, not to transfer or dispose of any of our shares, in the form of ADSs or otherwise, for a period of 90 days after the date of this prospectus supplement. After the expiration of the 90-day period the shares held by these shareholders may be sold subject to volume and other restrictions under Rule 144 under the Securities Act. Further, any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the representatives of the underwriters for our public offering. To the extent these shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

Based on the market price of our ADSs or shares, the value of our assets, and the composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2009 or any future taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year, and no ruling from the U.S. Internal Revenue Service or opinion of counsel has been or will be sought with respect to our status as a PFIC. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or shares, fluctuations in the market price of the ADSs or shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—U.S. Federal Income Taxation”) holds an ADS or share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would” or similar expressions, which refer to future events and trends, identify forward-looking statements. We do not guarantee that the transactions and events described in this prospectus supplement or in the accompanying prospectus will happen as described or that they will happen at all. You should read this prospectus supplement and the accompanying prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus supplement and the accompanying prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus supplement directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $              million, or approximately $              million if the underwriters exercise in full their option to purchase additional ADSs to cover over-allotments, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We expect to use the net proceeds from this offering for general corporate purposes, including capital expenditures, working capital, and repurchases and redemptions of our U.S. dollar settled 1% convertible bonds due 2012, of which $99.0 million in aggregate principal amount was outstanding as of June 30, 2009. We may repurchase our convertible bonds through tender offers, open market purchases, negotiated transactions or otherwise. Under the terms of the trust deed governing our convertible bonds, holders may require us to redeem their convertible bonds on March 26, 2010 at 103.47% of their principal amount plus accrued interest.

Our management will retain broad discretion over the use of proceeds, and we may ultimately use the proceeds for different purposes than what we currently intend. Pending any ultimate use of any portion of the proceeds from this offering, we intend to invest the net proceeds in short-term, marketable instruments.

DIVIDEND POLICY

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a limited liability holding company incorporated in the British Virgin Islands. We rely on dividends from Zhejiang Yuhui, our subsidiary in China, and any newly formed subsidiaries to fund the payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when Zhejiang Yuhui or any newly formed subsidiary incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain short-term loan agreements between Zhejiang Yuhui and its banks, Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit or any principal or interest due in that year has not been paid. In addition, pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to China-sourced income derived after January 1, 2008, by non-resident enterprises for PRC enterprise income tax purposes unless any such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such treaty with China. Thus, the Company expects that a 10% withholding tax will apply to dividends paid to the Company by its PRC subsidiaries if the Company is classified as a non-resident enterprise. The Company does not currently intend to declare dividends for the foreseeable future.

Subject to British Virgin Islands laws and available funds, our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. According to the terms of our U.S. dollar settled 1% convertible bonds due 2012, if we pay any dividends, the conversion price of such bonds will be adjusted downward by multiplying the conversion price by a fraction, the numerator of which is the current market price per share of our company on the last trading day preceding the date on which the dividend is announced, or the market price of the preceding day, minus the fair market value of the dividend per share on the date of such announcement, and the denominator of which is the market price of the preceding day. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in the accompanying prospectus.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009:

•	on an actual basis;

•

on an as adjusted basis to give effect to the completion of this offering based on the public offering price of $             per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming that the underwriters do not exercise their option to purchase additional ADSs as described on the cover of this prospectus supplement; and

•

on an as further adjusted basis to give effect to the completion of this offering as described above and to give effect to the acquisition of Dynamic Green based on the assumption that 26,787,210 ordinary shares and a convertible promissory note will be issued to the selling shareholders of Dynamic Green.

You should read this table together with our consolidated financial statements and the related notes and the information under “Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended December 31, 2008, and the information under “Recent Developments.”

	As of June 30, 2009
	Actual	As adjusted(1)		As further adjusted(1)
	(in thousands)
Convertible bonds payable	$98,992		$98,992		$108,992
Long-term borrowings	159,586		159,586		159,586
Shareholders’ equity:
Shares (no par value; 250,000,000 shares authorized and 141,624,912 shares issued and outstanding as of June 30, 2009; 170,424,912 shares issued and outstanding, as adjusted; 197,212,122 shares issued and outstanding, as further adjusted)	$345,645
Additional paid-in capital	19,630		19,630		19,630
Retained earnings (deficit)	(22,313)		(22,313)		(22,313)
Accumulated other comprehensive income	21,804		21,804		21,804

Total shareholders’ equity	$364,766

Total capitalization	$623,344	$		$

(1)	The as adjusted information is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing. Assumes we will not repurchase any of our U.S. dollar settled convertible bonds due 2012 using the proceeds of this offering.

There have been no material changes to our capitalization since June 30, 2009 except as disclosed above.

MARKET PRICE INFORMATION ABOUT US

Our ADSs have been listed on the New York Stock Exchange since January 28, 2008. Our ADSs trade under the symbol “SOL”. For the period from January 28, 2008 to September 22, 2009, the trading price of our ADSs on the New York Stock Exchange has ranged from $2.12 to $27.80 per ADS. The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for each of the indicated periods:

	Price per share
	High	Low
	($)
2008	27.80	2.21
First quarter	13.65	7.60
Second quarter	27.80	11.17
Third quarter	19.11	9.50
Fourth quarter	11.23	2.21
2009 (through September 22)	7.76	2.12
First quarter	5.15	2.12
January	5.15	3.33
February	4.00	2.28
March	4.00	2.12
Second quarter	7.76	2.90
April	4.00	2.90
May	4.26	3.29
June	7.76	4.81
Third quarter (through September 22)	6.20	4.36
July	6.20	4.36
August	5.89	4.91
September (through September 22)	6.12	5.05

On September 22, 2009, the last reported sale price of our ADSs on the New York Stock Exchange was $5.86 per ADS.

In August 2006, our shares were admitted to trading on AIM, in conjunction with a placing of 33,333,333 shares at $1.50 per share. Our shares are traded by member firms of the London Stock Exchange through an electronic order book called SETS MM, which is an order driven central electronic trading system and the trading hours for AIM are 8.00 a.m. to 4.30 p.m. The FTSE AIM All Share index is a weighted index that is computed by adjusting the change in each constituent’s stock price by its relevant weighting, by market capitalization, in the index. The total weighted changes in stock price are then applied to the previous day’s total to calculate the new index figure. The base date for the index is December 31, 1994.

The following table sets forth, for the periods indicated:

•	the high and low closing market prices for our shares as reported on AIM;

•	the average daily trading volume of our shares; and

•	the high and low of the daily closing values of the FTSE AIM All Share index.

	Price per share		Average daily trading volume	FTSE AIM All Share Index
	High	Low		High	Low
	(£)
2007	6.39	2.10	815,149	1,236.6	1,011.0
First quarter	6.39	4.12	656,726	1,146.4	1,046.3
Second quarter	5.71	4.36	756,848	1,225.8	1,143.5
Third quarter	5.52	2.10	1,051,842	1,236.6	1,064.0
Fourth quarter	4.94	2.99	792,446	1,151.1	1,011.0
2008	7.29	0.77	649,036	1,055.6	381.8
First quarter	4.96	2.10	739,357	1,055.6	939.5
Second quarter	7.29	2.78	789,000	1,034.9	953.9
Third quarter	5.17	2.85	450,245	945.0	621.8
Fourth quarter	3.04	0.77	625,660	621.6	381.8
2009 (through September 22)	2.31	0.76	359,930	647.6	373.8
First quarter	1.75	0.76	288,647	417.0	373.8
January	1.75	1.16	309,427	417.0	396.0
February	1.35	0.85	223,733	408.4	388.3
March	1.32	0.76	327,825	415.9	373.8
Second quarter	2.31	1.02	393,102	546.6	413.3
April	1.40	1.02	527,624	479.6	413.3
May	1.39	1.10	259,811	521.0	486.0
June	2.31	1.39	391,983	546.6	517.0
Third quarter (through September 22)	1.92	1.41	401,186	647.6	510.7
July	1.88	1.41	286,438	542.0	510.7
August	1.77	1.49	368,546	583.0	549.4
September (through September 22)	1.92	1.65	606,937	647.8	577.9

On September 22, 2009, the last reported price of our shares on AIM was £1.89 per share.

TAXATION

The following summary of the material British Virgin Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus supplement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or shares, such as the tax consequences under state, local and other tax laws not addressed herein. To the extent that the discussion relates to matters of British Virgin Islands tax law, it represents the opinion of Harney Westwood & Riegels, our British Virgin Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Haiwen & Partners, our PRC counsel.

British Virgin Islands Taxation

Under the present laws of the British Virgin Islands, there are no applicable taxes on the profits or income of the Company. There are no taxes on profits, income, nor are there any capital gains tax, estate duty or inheritance tax applicable to any shares held by non-residents of the British Virgin Islands. In addition, there is no stamp duty or similar duty on the issuance, transfer or redemption of the shares. Dividends remitted to the holders of shares resident outside the British Virgin Islands will not be subject to withholding tax in the British Virgin Islands. The Company is not subject to any exchange control regulations in the British Virgin Islands.

No stamp duty is payable in the British Virgin Islands in respect of instruments relating to transactions involving a company incorporated in the British Virgin Islands, unless that company owns land in the British Virgin Islands, which we do not.

European Union Directive on the Taxation of Savings Income (Directive 2003/48/EC)

The European Union has formally adopted a new Directive regarding the taxation of savings income. From July 1, 2005, member states are required to provide to the tax authorities of another member state details of payments of interest and other similar income paid by a person within its jurisdiction to or for an individual resident in that other member state, except that Austria, Belgium and Luxembourg instead impose a withholding system for a transitional period (unless during such period they elect otherwise).

The British Virgin Islands is not a member of the European Union and not within the European Union fiscal territory, but the Government of the United Kingdom had requested the Government of the British Virgin Islands to voluntarily apply the provisions of the EU Savings Tax Directive. The Mutual Legal Assistance (Tax Matters) (Amendment) Act introduces a withholding tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in a European Union member state by a paying agent situated in the British Virgin Islands. The withholding tax system will apply for a transitional period prior to the implementation of a system of automatic communication to European Union member states of information regarding such payments. During this transitional period, such an individual beneficial owner resident in an European Union member state will be entitled to request a paying agent not to withhold tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the European Union member state in which the beneficial owner is resident.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, which became effective January 1, 2008, dividends, interests, rents, and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where our company is incorporated, does not have such a tax treaty with the PRC. Therefore, if we are considered a non-resident enterprise for purposes of the new EIT law, a 10% withholding tax will be imposed on dividends paid to us by our PRC subsidiaries. In such a case, there will be no PRC withholding tax on dividends paid by us to investors that are not PRC legal or natural persons or on any gain realized on the transfer of ADSs or shares by such investors. However, PRC income tax will apply to dividends paid by us to investors that are PRC legal or natural persons and to any gain realized by such investors on the transfer of ADSs or shares.

Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends received from our PRC subsidiaries may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company like ours, having ownership interest in a PRC enterprise.

Moreover, under the new EIT law, a withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprises can claim treaty protection. As such, these non-resident enterprises would enjoy a reduced withholding tax from treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC resident enterprise, it is unclear whether the dividends we pay with respect to our shares or ADSs, or the gain you may realize from the transfer of our shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax.

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or shares. This summary applies only to U.S. Holders that hold the ADSs or shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this prospectus supplement and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus supplement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSs OR SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ADSs or shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership. If you are such a partner or partnership, you should consult your tax advisors regarding the U.S. federal income tax consequences to you of the purchase, ownership and disposition of the ADSs or shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the beneficial owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders, including individual U.S. holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by future actions that the U.S. Treasury or parties to whom ADSs are pre-released may take.

Taxation of Dividends and Other Distributions on the ADSs or Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of capital, thereby reducing your tax basis in your ADSs or shares (but not below zero), and then, to the extent such excess amount exceeds your tax basis in your ADSs or shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs or shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs. Based on existing guidance, it is not entirely clear whether dividends that you receive with respect to our shares will be taxed as qualified dividend income because the shares are not listed on an established securities market in the United States. If we are treated as a PRC “resident enterprise” for PRC tax purposes (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or shares, as well as the effects of any change in applicable law after the date of this prospectus supplement.

For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to the ADSs or shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Any dividends we pay will generally constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends.

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or shares (see “Taxation—People’s Republic of China Taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Dispositions of ADSs or Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or share equal to the difference between the amount realized (in U.S. dollars) for the ADS or share and your tax basis (in U.S. dollars) in the ADS or share.

The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of the ADSs or shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding taxes were to be imposed on any gain from the disposition of the ADSs or shares (see “Taxation—People’s Republic of China Taxation”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs or shares, the value of our assets, and the composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2009 or any future taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year, and no ruling from the U.S. Internal Revenue Service or opinion of counsel has been or will be sought with respect to our status as a PFIC.

A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or shares, fluctuations in the market price of the ADSs or shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which you hold ADSs or shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your ADSs or shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or shares cannot be treated as capital, even if you hold the ADSs or shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or shares, you will include in gross income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or shares as of the close of your taxable year over your adjusted basis in such ADSs or shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss from the ADSs or shares, as well as to any loss on the actual sale or other disposition of the ADSs or shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or shares. Your basis in the ADSs or shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower tax rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Shares”) generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, and you are a holder of the ADSs, we expect that the mark-to-market election would be available to you if we become a PFIC.

Alternatively, a U.S. Holder of stock of a PFIC may elect out of the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income for a taxable year such holder’s pro rata share of the corporation’s income for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain tax information as required under applicable U.S. Treasury regulations, and we currently do not intend to prepare or provide such information.

If you hold our ADSs or shares in any year in which we are treated as a PFIC with respect to you, you will be required to file U.S. Internal Revenue Service Form 8621 regarding any distributions received on the ADSs or shares and any gain from a sale or other disposition of the ADSs or shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs or shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or shares and proceeds from the sale, exchange or other disposition of ADSs or shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus supplement, the underwriters named below, through their representatives, Credit Suisse Securities (USA) LLC and UBS AG, have severally agreed to purchase from us the following respective numbers of ADSs at a public offering price less the underwriting commission and discounts set forth on the cover page of this prospectus supplement:

Underwriters	Number of ADSs
Credit Suisse Securities (USA) LLC
UBS AG
Lazard Capital Markets LLC

Total	14,400,000

All sales of ADSs in the United States will be made through U.S. registered broker-dealers. UBS AG is expected to make offers and sales in the United States through its SEC-registered broker-dealer affiliate selling agent, UBS Securities LLC.

The underwriting agreement provides that the obligations of the several underwriters to purchase the ADSs offered hereby are subject to certain conditions precedent and that the underwriters will purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults on its purchase commitment, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted the underwriters an option, exercisable in whole or in part at the discretion of the representatives, at any time, from time to time, on or before 30 days after the date of this prospectus supplement, to purchase on a pro rata basis an aggregate of up to 2,160,000 additional ADSs from us at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The option may be exercised only to cover any over-allotments of ADSs. We will be obligated, pursuant to the option, to sell these additional ADSs to the underwriters to the extent the option is exercised. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ADSs as the number of ADSs to be purchased by it in the above table bears to the total number of ADSs offered by this prospectus supplement. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the initial ADSs are being offered.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the ADSs initially to the public at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $ per ADS. After the offering, the underwriters may change the public offering price and other selling terms.

The following table summarizes the compensation we will pay:

	Per ADS	Total
		Without Over-Allotment	With Over-Allotment
Underwriting discounts and commissions paid by us	$	$	$

In compliance with Financial Industry Regulatory Authority guidelines, the maximum compensation to the underwriters or agents in connection with the sale of the ADSs pursuant to this prospectus supplement will not exceed 8% of the aggregate total offering price to the public of the securities as set forth on the cover page of this prospectus supplement.

The expenses of this offering that are payable by us are estimated to be $             (excluding underwriting discounts and commissions). We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have agreed that we will not offer, sell, issue, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act, relating to, any ADSs, shares or securities convertible into or exchangeable or exercisable for, or that represent the right to receive, our ADSs or shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or shares, or publicly disclose that we will or may enter into any transaction described above, without the prior written consent of the representatives of the underwriters for a period of 90 days after the date of this prospectus supplement, whether any transaction described above is to be settled by delivery of ADSs, shares or such other securities, in cash or otherwise, except for issuances pursuant to (i) the sale of ADSs or shares to the underwriters, (ii) the conversion of our U.S. dollar settled 1% convertible bonds due 2012 and (iii) grants of employee stock options pursuant to our 2007 share incentive plan. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives of the underwriter waive, in writing, such an extension.

Each of our directors and executive officers and certain shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any of our ADSs, shares or securities convertible into or exchangeable or exercisable for, or that represents the right to receive, ADSs or shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or shares, or publicly disclose that he, she or it will or may enter into any transaction described above, without the prior written consent of the representatives of the underwriters for a period of 90 days after the date of this prospectus supplement, whether any transaction described above is to be settled by delivery of ADSs, shares or such other securities, in cash or otherwise. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives of the underwriters waive, in writing, such an extension. The representatives may release securities subject to the lock-ups at any time without public announcement. There are no agreements between the representatives and any of our directors and executive officers and principal shareholders releasing them from these lock-up agreements prior to the expiration of the “lock-up” period.

The representatives have informed us that the underwriters do not expect sales by the underwriters to any accounts of their respective customers over which any underwriter exercises discretionary authority in respect of transactions to purchase or sell in excess of 5% of the ADSs being offered.

From time to time, certain of the underwriters and their affiliates have provided, and will continue to provide, investment banking, commercial banking and other services to us and certain existing shareholders, for which they receive customary fees and commissions.

Our ADSs are listed on the New York Stock Exchange under the symbol “SOL”. We will make an application for the shares to be issued in this offering to be admitted for trading on AIM. We expect the shares represented by the ADSs to be issued in this offering to be admitted to trading on AIM on the next AIM trading day immediately after the completion of this offering. We expect the shares represented by the ADSs issuable upon exercise of the over-allotment option to be admitted to trading on AIM on the next AIM trading day after the closing of the over-allotment option.

The public offering price of the ADSs being sold in this offering will be determined by reference to the closing price of our ADSs listed on the New York Stock Exchange on the pricing date. The public offering price will be provided on the cover page of this prospectus supplement after taking into account prevailing market conditions and other factors, such as current market valuations of publicly traded companies that we and the underwriters believed to be reasonably comparable to us.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option.

•

“Naked” short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased by the stabilization manager or its agent in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. The underwriters are not under any obligation to engage in these activities.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectus supplements and the accompanying prospectuses electronically. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the web sites of, or any other web sites maintained by, any underwriter or a selling group member, if any, participating in this offering, is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which the prospectus supplement and the accompanying prospectus forms a part. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Credit Suisse Securities (USA) LLC’s address is 11 Madison Avenue, New York, New York 10010-3629, United States. UBS AG’s address is 52/F, International Finance Center, 8 Finance Street, Central, Hong Kong. Lazard Capital Markets LLC’s address is 30 Rockefeller Plaza, New York, New York 10020, United States.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

No action has been taken in any jurisdiction by us or by any underwriter that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus supplement and the accompanying prospectus or any other material relating to us or the ADSs, in any jurisdiction where action for that purpose is required, other than in the United States. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus supplement and the accompanying prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons who receive this prospectus supplement and the accompanying prospectus are advised by us and the underwriters to inform themselves about, and to observe any restrictions as to, the offering and the ADSs and the distribution of this prospectus supplement and the accompanying prospectus.

United Kingdom    No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. The underwriters: (i) have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) have complied with, and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to the ADSs in, from or otherwise involving the United Kingdom.

Hong Kong    The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Singapore    This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

European Economic Area    In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made and or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-3 (Registration No. 333-160221), including exhibits, schedules and amendments filed with, or incorporated by reference in, such registration statement, under the Securities Act with respect to underlying shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-148559) to register the ADSs. This prospectus supplement and the accompanying prospectus, which constitute a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-3 and its exhibits and schedules for further information with respect to us and our ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. We are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement and the accompanying prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus supplement or the accompanying prospectus and information incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 10, 2009, and Amendment No. 1 thereto, filed with the SEC on July 14, 2009.

•	Our current report on Form 6-K filed with the SEC on August 13, 2009.

•

The description of our shares and American depositary shares contained in the registration statement on Form 8-A (File No. 001-33911) filed with the SEC on January 11, 2008, including any amendment and report subsequently filed for the purpose of updating that description.

All subsequent reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date hereof and until the termination or completion of the offering under this prospectus supplement.

Our annual report on Form 20-F for the fiscal year ended December 31, 2008 filed on June 10, 2009 contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with U.S. GAAP.

Unless expressly incorporated by reference, nothing in this prospectus supplement or the accompanying prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus supplement or the accompanying prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus supplement or the accompanying prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus supplement and the accompanying prospectus on the written or oral request of that person made to:

ReneSola Ltd

No. 8 Baoqun Road

Yaozhuang Town

Jiashan County

Zhejiang Province 314117

People’s Republic of China

(86-573) 8477-3372

Attention: Julia Xu, Vice President

International Corporate Finance & Corporate Communications

You should rely only on the information that we incorporate by reference or provide in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these shares in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

LEGAL MATTERS

Certain legal matters as to U.S. federal and New York law in connection with this offering will be passed upon for us by Latham & Watkins. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the shares represented by the ADSs offered in this offering and certain other matters as to British Virgin Islands laws will be passed upon for us by Harney Westwood & Riegels LLP. Legal matters as to PRC law will be passed upon for us by Haiwen & Partners and for the underwriters by King & Wood. Latham & Watkins may rely upon Harney Westwood & Riegels LLP with respect to matters governed by British Virgin Islands law and Haiwen & Partners with respect to matters governed by PRC law.

PROSPECTUS

ReneSola Ltd

Shares

We may offer and sell from time to time the shares of ReneSola Ltd in one or more offerings. The shares offered by this prospectus will have an aggregate offering price of up to $100,000,000.

Each time we sell the shares, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our shares.

We may sell the shares to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. If any underwriters, dealers or agents are involved in the sale of any of the shares, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

Investing in our shares involves risks. See the “Risk Factors” section contained in the applicable prospectus supplement and in the documents we incorporate by reference in this prospectus to read about factors you should consider before investing in our shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 22, 2009.

i

ABOUT THIS PROSPECTUS

You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

•

“we,” “us,” “our company,” “our” or “ReneSola” refer to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries, and in the context of describing our financial results prior to June 2008, also includes Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd., or Linzhou Zhongsheng Semiconductor, a then variable interest entity of our company;

•	“ADSs” refers to our American depositary shares, each of which represents two shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•

“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus and any prospectus supplement, Taiwan and the special administrative regions of Hong Kong and Macau;

•

“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and “£” and “pounds sterling” refer to the legal currency of the United Kingdom; and

•	“shares” refers to our shares with no par value.

This prospectus is part of a shelf registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. By using a shelf registration statement, we may sell our shares in one or more offerings. This prospectus only provides you with a summary description of our shares and ADSs issuable upon the deposit of the shares. Each time we sell the shares, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any of the shares, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell the shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our website address is http://www.renesola.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of documents establishing the terms of the offered shares are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 10, 2009.

•

The description of our shares and American depositary shares contained in the registration statement on Form 8-A (File No. 001-33911) filed with the SEC on January 11, 2008, including any amendment and report subsequently filed for the purpose of updating that description.

•

With respect to each offering of the shares under this prospectus, all subsequent reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Our annual report on Form 20-F for the fiscal year ended December 31, 2008 filed on June 10, 2009 contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Julia Xu, Vice President

International Corporate Finance & Corporate Communications

ReneSola Ltd

No. 8 Baoqun Road

Yaozhuang Town

Jiashan County

Zhejiang Province 314117

People’s Republic of China

(86-573) 8477-3372

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these shares in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference may contain “forward-looking” statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, which refer to future events and trends, identify forward-looking statements. For instance, we make forward-looking statements such as our expected manufacturing capacity, our estimated silicon raw material requirements and our estimated silicon consumption rate. We do not guarantee that the transactions and events described in this prospectus or in any prospectus supplement will happen as described or that they will happen at all. You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus and any accompanying prospectus supplement relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

This prospectus also contains or incorporates by reference data related to the solar power market in several countries, including China. These market data, including industry demand and product pricing, include projections that are based on a number of assumptions. Wafer prices may not continue to decline in the future. Demand for solar generated electricity may not ultimately increase at the rates expected, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our shares. In addition, the rapidly changing nature of the solar power market and related regulatory regimes subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

OUR COMPANY

We are a leading global manufacturer of solar wafers, complemented by a recent addition of downstream operations in cell and module manufacturing. We expect to become a fully integrated solar power products manufacturer when our in-house polysilicon production in Meishan, Sichuan Province, China commences in the second half of 2009.

Historically, we focused on manufacturing monocrystalline wafers and have accumulated extensive experience and expertise in developing and using monocrystalline wafer production technologies. In 2005 and 2006, we offered 125 mm by 125 mm monocrystalline wafers with a thickness of 220 microns, and reduced the thickness to 200 microns in late 2006, and to 180 microns by the end of 2007. In mid 2007, we started offering 156 mm by 156 mm monocrystalline wafers with a thickness of 200 microns. By the end of the first quarter of 2008, we were able to offer both sizes of monocrystalline wafers with a thickness of 180 microns. We began manufacturing 156 mm by 156 mm multicrystalline wafers with a thickness of 220 microns in the third quarter of 2007. By the end of the first quarter of 2008, we were able to reduce the thickness of multicrystalline wafers to 180 microns.

While monocrystalline wafers generally yield higher conversion efficiencies but are more expensive to produce, multicrystalline wafers are less expensive to produce and have less stringent raw material requirements. With our production of multicrystalline wafers, we have realized cost synergies by utilizing some of the silicon materials reclaimable from our monocrystalline wafer production process.

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. We possess one of the largest solar wafer manufacturing plants in China based on production capacity as of December 31, 2008. As of December 31, 2008, we had 306 monocrystalline furnaces and 64 multicrystalline furnaces installed. As of December 31, 2008, we had annual wafer manufacturing capacity of approximately 645 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 320 MW. This represents a significant increase from our annual wafer manufacturing capacity of approximately 378 MW as of December 31, 2007, consisting of monocrystalline wafer manufacturing capacity of 218 MW and multicrystalline wafer manufacturing capacity of 160 MW.

As part of our expansion strategy, we plan to expand our annual wafer manufacturing capacity to approximately 825 MW for 2009, consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 500 MW. Due to the current volatile market conditions, we cannot assure you that we will achieve our 2009 expansion plan.

By using proprietary technologies, processes and know-how, we historically manufactured solar wafers primarily from a wide range of reclaimable silicon raw materials, including broken wafers and broken cells that are difficult to process but less expensive than polysilicon. We stopped purchasing reclaimable silicon raw materials since the fourth quarter of 2008 because the polysilicon spot price dropped significantly, and as a result, processing reclaimable silicon raw materials is less economically efficient to us if taking into account the processing costs associated with recycling reclaimable silicon raw materials. We currently manufacture solar wafers mainly from polysilicon.

With our competitive cost structure, we believe we are well positioned to address the challenges presented by the current industry-wide weak demand for solar wafers as a result of global financial crisis and industry seasonal factor. Through continuous technology innovation and improvement in management efficiency, we were able to reduce our silicon consumption rate to 6.0 grams per watt in the first quarter of 2009, one of the lowest in the industry to our knowledge, from over 6.7 grams per watt in the third quarter of 2007. Our product cost competitiveness is expected to be further enhanced as we expect to become a fully integrated solar manufacturing company with our recent acquisition of Wuxi Jiacheng Solar Energy Technology Co., Ltd., or JC Solar, and our expected upstream polysilicon manufacturing ability. We believe our in-house polysilicon production in Meishan, Sichuan Province, China, which is expected to be operational during the second half of 2009, together with our existing long term polysilicon purchase contracts, will not only enhance our ability to better control our raw material costs across our business and operation segments but ensure a reliable polysilicon supply. We also believe the acquisition of JC Solar will bring further synergy in cost savings.

We have grown rapidly since we began manufacturing solar wafers and related products in 2005. Our net revenues increased significantly from $84.4 million in 2006 to $249.0 million and $670.4 million in 2007 and 2008, respectively. Our income from operations increased from $22.2 million in 2006 to $43.4 million in 2007. Our net income increased from $25.3 million in 2006 to $42.9 million in 2007. We suffered an operating loss of $48.5 million and a net loss of $54.9 million in 2008, due to an inventory write-down in the fourth quarter of 2008 of $131.0 million against the net realizable value of inventories and a provision for inventory purchase commitment of $6.0 million as a result of the significant decline in the market price and value of silicon material feedstock, work in progress and finished solar wafers. In the first quarter of 2009, we recorded another $68.0 million inventory write-down against the net realizable value of inventories. As a result, our gross margin dropped from 21.5% in 2007 to negative 2.1% in 2008 and negative 47.8% in the first quarter of 2009.

For purposes of understanding the above, we measure our solar wafer manufacturing capacity and production output in watts, or W, or mega watts, or MW, representing 1,000,000 watts, of power-generating capacity, which is consistent with industry practice. We believe MW is a more appropriate unit to measure our manufacturing capacity and production output compared to pieces of wafers, as our solar wafers differ in size, thickness, power output and conversion efficiency. Furthermore, we manufacture both monocrystalline wafers and multicrystalline wafers, and solar cells using these two types of wafers have different conversion efficiencies. Even though we had achieved, as of December 31, 2008, conversion efficiency rates of 17.3% and 15.5% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively, for purposes of this prospectus, we assume an average conversion efficiency rate of 16.0% for solar cells using our monocrystalline wafers, and an average conversion efficiency rate of 15.0% for solar cells using our multicrystalline wafers. Based on the conversion efficiency above, we assume that each 125 millimeters, or mm, by 125 mm, monocrystalline wafer we produce can generate approximately 2.4 W of power and each 156 mm by 156 mm monocrystalline wafer we produce can generate approximately 3.9 W of power. We also assume that each 156 mm by 156 mm multicrystalline wafer we produce can generate approximately 3.7 W of power based on the conversion efficiency above. We also measure our ingot manufacturing capacity and production output in MW according to the solar wafers in MW that our current manufacturing processes generally yield.

RECENT DEVELOPMENTS

The following is a summary of our unaudited consolidated statement of operations data for the three months ended March 31, 2008, December 31, 2008 and March 31, 2009, and a summary of our unaudited consolidated balance sheet data as of March 31, 2008, December 31, 2008 and March 31, 2009. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements and in accordance with United States generally accepted accounting principles. Results for the first quarter of 2009 may not be indicative of our full year results for 2009 or for future quarterly periods. See “Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the fiscal year ended December 31, 2008 and filed with the Securities and Exchange Commission on June 10, 2009, incorporated by reference in this prospectus, for information regarding trends and other factors that may influence our results of operations.

	Three months ended March 31, 2008	Three months ended December 31, 2008	Three months ended March 31, 2009
	$000	$000	$000
Unaudited Consolidated Income Statement Information
Net revenues	122,982	158,623	106,946
Cost of revenues	(95,748)	(288,762)	(158,033)

Gross profit (loss)	27,234	(130,139)	(51,087)

	22.1%	-82.0%	-47.8%

Operating expenses:
Sales and marketing	(267)	(43)	(116)
General and administrative	(3,389)	(9,160)	(3,956)
Research and development	(442)	(2,771)	(3,446)
Impairment loss on property, plant and equipment	—	(763)	—
Other general income (expenses)	51	(250)	259

Total operating expenses	(4,047)	(12,987)	(7,259)

Income (loss) from operations	23,187	(143,126)	(58,346)

Interest income	306	929	456
Interest expenses	(2,144)	(3,692)	(4,048)
Foreign exchange (loss) gain	(56)	(1,052)	(550)
Equity in losses of investee	—	—	(291)

Income (loss) before income tax	21,293	(146,941)	(62,779)

Income tax benefit (expenses)	(3,560)	18,278	32,760

Net income (loss)	17,733	(128,663)	(30,019)
Less: net (income) loss attributable to noncontrolling interests	(58)	388	—

Net income (loss) attributable to holders of ordinary shares	17,675	(128,275)	(30,019)

Earnings (Loss) per share
Basic	0.15	(0.93)	(0.22)
Diluted	0.14	(0.93)	(0.22)

Weighted average number of shares used in computing earnings per share:
Basic shares	113,906,186	137,624,912	137,624,912
Diluted shares	124,460,612	137,624,912	137,624,912

	As at March 31, 2008	As at December 31, 2008	As at March 31, 2009
	$000	$000	$000
Unaudited Consolidated Balance Sheet Information
ASSETS
Current assets:
Cash and cash equivalents	67,441	112,333	172,614
Restricted cash	—	5,958	67,394
Accounts receivable, net of allowances for doubtful receivables	16,234	43,160	34,965
Inventories	156,277	193,036	148,856
Advances to suppliers	88,843	36,991	18,930
Amounts due from related parties	36,046	457	441
Value added tax recoverable	3,808	15,498	22,829
Prepaid expenses and other current assets	4,972	13,722	10,107
Deferred tax assets	8,861	18,979	38,748

Total current assets	382,482	440,134	514,884

Property, plant and equipment, net	172,330	341,427	415,561
Prepaid land rent, net	9,391	13,472	13,372
Deferred tax assets	629	2,340	15,049
Deferred convertible bond issue costs	3,087	1,970	1,573
Advances to suppliers over one year	—	45,729	48,635
Advances for purchases of property, plant and equipment	77,169	161,705	164,959
Other long-term assets	—	1,011	1,064

Total assets	645,088	1,007,788	1,175,097

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	88,968	191,987	277,006
Accounts payable	22,373	37,942	37,181
Advances from customers	72,188	49,284	58,584
Amount due to related party	15	11,863	24
Other current liabilities	12,328	42,060	47,156

Total current liabilities	195,872	333,136	419,951

Convertible bond payable	133,999	138,904	139,080
Long-term borrowings	34,085	32,833	135,667
Advances from customers over one year	—	105,203	113,181
Other long-term liabilities	1,114	15,624	15,197

Total liabilities	365,070	625,700	823,076

ReneSola Ltd Shareholders’ equity
Common shares	145,291	330,666	330,666
Additional paid-in capital	15,579	17,769	18,457
Retained earnings (Deficit)	83,875	11,294	(18,725)
Accumulated other comprehensive income	17,638	22,080	21,623

Total ReneSola Ltd Shareholders’ equity	262,383	381,809	352,021
Noncontrolling interests	17,635	279	—

Total equity	280,018	382,088	352,021

Total liabilities and equity	645,088	1,007,788	1,175,097

Financial Results for the three months ended March 31, 2009

Net Revenues

Our net revenues for the three months ended March 31, 2009 were $106.9 million, a decrease of 13.0% year-over-year and 32.6% sequentially. The decrease in net revenues in the three months ended March 31, 2009 was primarily attributable to falling wafer ASPs and a reduction in wafer shipments during the quarter due to decreased market demand as a result of the global financial crisis. The average selling price, or ASP, of wafers in the three months ended March 31, 2009 decreased to $1.27 per watt from $2.16 in the three months ended December 31, 2008.

Gross Profit (Loss)

Our gross loss for the three months ended March 31, 2009 was $51.1 million, compared to gross loss of $130.1 million for the three months ended December 31, 2008 and gross profit of $27.2 million for the three months ended March 31, 2008. Our gross loss for the three months ended March 31, 2009 was primarily due to reduced sales and a $68.0 million inventory write-down against the net realizable value of inventories as a result of the rapid decrease in the market price and value of feedstock such as polysilicon and scrap silicon materials, work in progress materials and finished solar wafers, offset by an decrease in the price of polysilicon. Our gross margin for the three months ended March 31, 2009 was negative 47.8%, compared to negative 82.0% for the three months ended December 31, 2008 and positive 22.1% for the three months ended March 31, 2008.

Operating Profit (Loss)

Our operating loss for the three months ended March 31, 2009 was $58.3 million, compared to operating loss of $143.1 million for the three months ended December 31, 2008 and operating profit of $23.2 million for the three months ended March 31, 2008. Our operation loss for the three months ended March 31, 2009 was primarily due to the inventory write-down, which was recorded in our cost of goods sold.

Our operating margin for the three months ended March 31, 2009 was negative 54.6%, compared to negative 90.2% for the three months ended December 31, 2008 and positive 18.9% for the three months ended March 31, 2008. Total operating expenses for the three months ended March 31, 2009 were $7.3 million, down from $13.0 million for the three months ended December 31, 2008. Of the total operating expenses for the three months ended March 31, 2009, $4.0 million was attributable to general and administrative expenses, down from $9.2 million for the three months ended December 31, 2008.

Earnings (Loss) Before Income Tax

Our loss before income tax for the three months ended March 31, 2009 was $62.8 million, compared to a loss of $146.9 million for the three months ended December 31, 2008 and earnings of $21.3 million for the three months ended March 31, 2008. Our finance costs increased by 9.6% sequentially, reflecting the rise in bank borrowings to $412.7 million, which includes long-term borrowings of $135.7 million as of March 31, 2009. Our foreign exchange loss for the three months ended March 31, 2009 was approximately $0.6 million compared to a foreign exchange loss of $1.1 million for the three months ended December 31, 2008.

Taxation

A tax benefit of $32.8 million was recognized for the three months ended March 31, 2009, with $37.1 million of the total tax benefit arising from the estimated loss, compared with a tax benefit of $18.3 million for the three months ended December 31, 2008, of which $17.3 million of the total tax benefit was attributable to the inventory write-down in the three months ended December 31, 2008.

Net Income (Loss) Attributable to Holders of Ordinary Shares

Net loss attributable to holders of ordinary shares for the three months ended March 31, 2009 was $30.0 million, compared to net loss attributable to holders of ordinary shares of $128.3 million for the three months ended December 31, 2008 and net income attributable to holders of ordinary shares of $17.7 million for the three months ended March 31, 2008.

Basic and diluted loss per share for the three months ended March 31, 2009 was $0.22, and basic and diluted loss per ADS was $0.44.

Recent Business Developments

Acquisition of JC Solar

Our wholly owned subsidiary Zhejiang Yuhui Solar Energy Source Co., Ltd. entered into an agreement on May 20, 2009 to acquire the entire issued share capital of solar cell and module manufacturer, Wuxi Jiacheng Solar Energy Technology Co., or JC Solar. The total consideration for this acquisition was RMB 140.3 million, paid in cash.

JC Solar is located in the Yixing Economic Development Zone of Wuxi City, Jiangsu province, and is an established cell and module manufacturer. JC Solar has approximately 300 employees with current annual cell production capacity of 25 MW and annual module production capacity of 50 MW. In the year ended December 31, 2008, JC Solar recorded an unaudited net profit of RMB 69 million and had a net asset value of RMB 98 million at that date. This acquisition provides us with a means of downstream integration.

Convertible Bond Repurchases

On May 19, 2009, we announced that during the second quarter of 2009, we repurchased approximately RMB 270 million aggregate principal amount of our RMB 928.7 million U.S. Dollar Settled 1.0% Convertible Bonds due March 26, 2012, or the Bonds, for a total consideration of approximately RMB 186 million. The total consideration was paid approximately 76% by cash and 24% by shares.

We may from time to time seek to make additional repurchases of our Bonds. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.

Zhejiang Province’s First BIPV Project

On May 13, 2009, we announced that we obtained approval from Zhejiang’s provincial government to pioneer a 5 MW building integrated photovoltaic, or BIPV, rooftop project in China’s Zhejiang province. The BIPV rooftop project has a total planned area of 80,400 square meters on several government buildings in Jiashan County, Zhejiang province and is subject to final approval by the Ministries of Finance and Housing and Urban-Rural Development.

The BIPV rooftop project has a budgeted total investment of RMB 160 million and will be partially funded through the RMB 15 per watt subsidy announced by China’s Ministry of Finance in March 2009. The local government may provide additional subsidies and we have reached a tentative partnership agreement with a local bank to provide additional funding.

Divestment of ReneSola Malaysia

In July 2007, we invested approximately 1.3 million Malaysian Ringgit (RM) for 51% equity interest in ReneSola (Malaysia) SDN. BHD., which was incorporated in Malaysia in February 2007 to process certain types of reclaimable silicon raw materials sourced overseas that did not meet the import requirements of the Chinese government. The processed reclaimable silicon was then shipped to Zhejiang Yuhui for further processing as feedstock for our wafer manufacturing. We sold our 51% equity interest to the Malaysian joint venture partner for a consideration of RM1 as part of our strategy to use polysilicon, instead of reclaimable silicon materials, as our primary feedstock for wafer manufacturing. The divestment was recently completed.

RISK FACTORS

Please see the factors set forth under the heading “Item 3. Key Information—D. Risk Factors” in our most recently filed annual report on Form 20-F, which is incorporated in this prospectus by reference, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, and, if applicable, in any accompanying prospectus supplement before investing in any of the shares that may be offered pursuant to this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the shares as set forth in the applicable prospectus supplement.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include that the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, British Virgin Islands companies do not have standing to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders. Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Harney Westwood & Riegels LLP, our counsel as to British Virgin Islands law, and Haiwen & Partners, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the British Virgin Islands and PRC, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Harney Westwood & Riegels LLP has further advised us the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised that any final and conclusive monetary judgment for a definite sum obtained against the company in U.S. federal or state courts would be treated by the courts of the British Virgin Islands as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

(i)	the U.S. federal or state court had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(ii)	the judgment given by the U.S. federal or state court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

(iii)	the judgment was not procured by fraud;

(iv)	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

(v)	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

A British Virgin Islands court may impose civil liability on us or our directors or officers in a suit brought in the courts of the British Virgin Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under British Virgin Islands law.

Haiwen & Partners has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there is currently no treaty or other agreement of reciprocity between China and the United States governing the recognition of a judgment, there is uncertainty as to whether a PRC court would enforce a judgment rendered by a court in the United States.

DESCRIPTION OF SHARE CAPITAL

We are a British Virgin Islands company and our affairs are governed by our memorandum and articles of association and the British Virgin Islands Business Companies Act of 2004 (as amended), which is referred to as the Companies Law below.

As of the date hereof, we are authorized to issue a maximum of 250,000,000 no par value shares of a single class of which 141,624,912 shares have been issued and are outstanding.

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our shares.

Shares

General. All of our outstanding shares are fully paid and non-assessable. Certificates representing the shares are issued in registered form. Our shareholders who are nonresidents of the British Virgin Islands may freely hold and vote their shares.

Dividends. Subject to the Companies Law, the board may, by a resolution of directors, declare and pay dividends in money, shares, or other property. No dividends shall be declared and paid unless the directors determine that immediately after the payment of the dividend the value of our assets will exceed our liabilities and we will be able to satisfy our liabilities as they fall due. Our directors may issue shares or other securities of the Company to such persons, at such times and upon such terns and conditions as they may by resolution of the directors determine. Before issuing shares for a consideration other than money, the directors shall pass a resolution stating the amount to be credited for the issue of the shares, their determination of the reasonable present cash value of the non-money consideration for the issue, and that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the shares. The holders of our shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights. Each share is entitled to one vote on all matters upon which the shares are entitled to vote. We are required to hold an annual general meeting each year. Additionally our directors may convene meetings of our shareholders at such times and in such-manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable. Upon the written request of shareholders holding 10% or more of the outstanding voting rights attaching to our shares the directors shall convene a meeting of shareholders. The director shall give not less than 14 days notice of a meeting of Shareholders to those persons whose names at the close of business on a day to be determined by the directors appear as shareholders in our share register and are entitled to vote at the meeting.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote on shareholder resolutions to be considered at the meeting. If a quorum is present, notwithstanding the fact that such quorum may be represented by only one person, then such person or persons may resolve any matter and a certificate signed by such person and accompanied, where such person be a proxy, by a copy of the proxy form shall constitute a valid resolution of shareholders.

If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares of each class entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

The chairman, may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

An action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing without the need for any notice, but if any resolution of shareholders is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders not consenting to such resolution.

Transfer of Shares. Certificated shares in our company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, but in the absence of such written evidence of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate. We may also issue shares in uncertificated form. We shall not be required to treat a transferee of a registered share in our Company as a member until the transferee’s name has been entered in the share register.

The register of members may be closed at such times and for such periods as the board of directors may from time to time determine, not exceeding in whole thirty days in each year, upon notice being given by advertisement in a leading daily newspaper and in such other newspaper (if any) as may be required by the law of British Virgin Islands and the practice of the London Stock Exchange or the New York Stock Exchange.

The board of directors may decline to register a transfer of any share to a person known to be a minor, bankrupt or person who is mentally disordered or a patient for the purpose of any statute relating to mental health. The board of directors may also decline to register any transfer unless:

(a)	any written instrument of transfer, duly stamped (if so required), is lodged with us at the registered office or such other place as the board of directors may appoint accompanied by the certificate for the shares to which it relates (except in the case of a transfer by a recognized person or a holder of such shares in respect of whom we are not required by law to deliver a certificate and to whom a certificate has not been issued in respect of such shares);

(b)	there is provided such evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person;

(c)	on his behalf, the authority of that person to do so; any instrument of transfer is in respect of only one class or series of share; and

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Liquidation. In the case of the distribution of assets by a voluntary liquidator on a winding-up of our company, subject to payment of, or to discharge of, all claims, debts, liabilities and obligations of our company any surplus assets shall then be distributed amongst the members according to their rights and interests in our company according to our memorandum and articles of association. Each shareholder in the Company has the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any shares which have been called upon and remain unpaid at the specified time are subject to forfeiture.

Redemption of Shares. The Law of British Virgin Islands provides that if permitted by the memorandum and articles of association, shareholders holding 90% or more of all the voting shares in a company, may instruct the directors to redeem the shares of the remaining shareholders. The directors shall be required to redeem the shares of the minority shareholders, whether or not the shares are by their terms redeemable. The directors must notify the minority shareholder in writing of the redemption price to be paid for the shares and the manner in which the redemption is to be effected. In the event that a minority shareholder objects to the redemption price to be paid and the parties are unable to agree to the redemption amount payable, the law sets out a mechanism whereby the shareholder and the company may each appoint an appraiser, who will together appoint a third appraiser and all three appraisers will have the power to determine the fair value of the shares to be compulsorily redeemed. Pursuant to the law, the determination of the three appraisers shall be binding on the company and the minority shareholder for all purposes.

Variations of Rights of Shares. If an any time the shares the Company is authorized to issue are divided into different classes of shares, the rights attached to any class may only be varied, whether or not the Company is being wound up, with the consent in writing or by resolution passed at a meeting by the holders of not less than 50% of the issued shares of that class.

Inspection of Books and Records. Holders of our shares have a general right under British Virgin Islands law to inspect our books and records on giving written notice to the company. However, the directors have power to refuse the request on the grounds that the inspection would be contrary to the interests of the Company. However, we will provide our shareholders with annual audited financial statements.

Differences in Corporate Law

The Companies Law of British Virgin Islands differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Protection for Minority Shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders. Corporate actions taken by majority and controlling shareholders which are unreasonable and materially detrimental to the interest of minority shareholders may be declared null and void. Notwithstanding, the minority shareholders may have less protection for their rights under British Virgin Islands law than they would have under U.S. law.

Powers of Directors

Unlike with most U.S. jurisdictions, the directors of a British Virgin Islands company, subject in certain cases to court’s approvals but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any asset, property, part of the business, or securities of the company, if they determine it is in the best interests of the company, its creditors, or its shareholders, with the exception that shareholder approval is required for any sale, transfer, lease exchange or other disposition of more than 50 per cent in value of the assets of the company.

Conflict of Interests

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he has an interest in a transaction which the company is to enter into, he must disclose it to the board. However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into by the Company may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Written Consent and Cumulative Voting

Similar to the laws of most U.S. jurisdictions, under the British Virgin Islands law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting. The British Virgin Islands law does not make a specific reference to cumulative voting, and our current memorandum and articles of association have no provision authorizing cumulative voting.

Independent Directors

There is no requirement for a majority of the directors of the company to be independent as a matter of British Virgin Islands law.

Investigating Power and Suspension of Shareholder’s Rights

Regulation 24.3 of our articles of association grants us investigating power with respect to the ownership of our shares. This is done by sending a written notice, or the section 793 notice, to any shareholder or other person whom we have reasonable cause to believe has, or had, an “interest” (e.g. owns, controls or has certain rights over shares) in our relevant shares at some time during the three years immediately preceding the date of issue of the section 793 notice. A person who receives a section 793 notice must respond with the required information within 14 days following the date of service of the notice. Default in complying with the notice in relation to any shares, or the default shares, either on the part of the shareholder or on the part of some other interested person, could result in the rights of the shares being suspended if our board of directors has served a disenfranchisement notice on the holder of the default shares.

Redemption

Our shares are not redeemable at the shareholders’ option. Subject to the Companies Law, we may redeem our shares only with the consent of the shareholders whose shares are to be redeemed, except that the consent from the shareholders is not needed under the circumstances of (i) the compulsory redemption with respect to fractional shares held by our shareholders in the circumstance of share division, and (ii) the compulsory redemption, at the request of the shareholders holding 90% of the votes of the outstanding shares entitled to vote, of the remaining issued shares.

Takeover Provisions

The memorandum and articles of association of our company does not alter the general provisions of the Companies Law or any other British Virgin Islands law and therefore measures such as a poison pill would have to be in place before a takeover offer is in contemplation, as, if not, the directors might be seen as exercising their powers for an improper purpose in trying to introduce such a measure.

Furthermore, prior to the issuance of any additional classes of shares there would need to be an amendment to the memorandum of association of our Company to create the new class of shares and to set out the rights and obligations attaching to those shares in the memorandum of association. This can only be done following a resolution of shareholders. If at anytime the shares of our company are divided into different classes, the variation of the rights of any such class (i.e. by the creation and issue of a further class with preferred rights) will require the consent of 50 percent of the shares in the affected class. Therefore, the introduction of a poison pill mechanism involving the issue of a new class of shares would require an amendment to the memorandum and articles of association of our company which may only be done by way of shareholder resolution.

Shareholder’s Access to Corporate Records

A shareholder is entitled, on giving written notice to the company, to inspect the company’s (i) the memorandum and articles of association; (ii) the register of members; (iii) the register of directors; and (iv) minutes of meetings and resolutions of members and of those classes of members of which he is a member.

The directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document listed above (or any part thereof), refuse the member to inspect the document or limit the inspection of the document. The board may also authorize a member to review the companies account if requested.

Indemnification

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors or any person who is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise against expenses (including legal fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with legal, administrative or investigative proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors or agents. To be entitled to indemnification, these persons must have acted honestly and in good faith and in the best interest of the company, and they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Mergers and Similar Arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

While a director may vote on the plan even if he has a financial interest in the plan of merger of consolidation, in order for the resolution to be valid, the interest must have been disclosed to the board forthwith upon him becoming aware of such interest. The transaction will not be avoidable if the shareholders approve it.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive cash, debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation. A shareholder properly exercising his dissent rights is entitled to payment of the fair value of their shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting. Such shareholders then have 20 days to give to the company their written election in the form specified by the Companies Law to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

Similar to the laws of most U.S. jurisdictions, British Virgin Islands law permits derivative actions against its directors. However, the circumstances under which such actions may be brought, and the procedures and defenses available may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company incorporated and/or existing in the United States.

We are not aware of any reported class action having been brought in a British Virgin Islands court. Reported derivative actions have been brought but unsuccessfully for technical reasons. The court of the British Virgin Islands may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave, the High Court of the British Virgin Islands must take into account (i) whether the shareholder is acting in good faith; (ii) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (iii) whether the proceedings are likely to succeed; (iv) the costs of the proceedings in relation to the relief likely to be obtained; and (v) whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted only if the High Court of the British Virgin Islands is satisfied that (i) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent two shares deposited with the principal London office of The Bank of New York Mellon, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or DRS, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. British Virgin Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. Directions on how to obtain copies of those documents are provided on page 2 of this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained within a reasonable period, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Payment of Taxes.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice; it may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary how to vote the deposited securities. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practicable, subject to the laws of the British Virgin Islands and the provisions of our memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or holders of ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares or holders of ADSs must pay:	For:
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment, administration and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•     Change the nominal or par value of our shares

•     Reclassify, split up or consolidate any of the deposited securities

•     Distribute securities on the shares that are not distributed to you

•     Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if at any time 60 days shall have expired after the depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Six months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon the advice of, or information from, any person whom we believe in good faith to be competent to give such advice or information.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through DRS/Profile and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

PLAN OF DISTRIBUTION

We may sell or distribute the shares offered by this prospectus, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to the shares may state or supplement the terms of the offering of the shares.

In addition, we may issue the shares as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase shares and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our shares through any of these methods or other methods described in the applicable prospectus supplement.

Our shares distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Sale through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the shares for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the shares from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the shares in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer the shares to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered shares if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of shares offered through this prospectus, we will sell the shares to them as principals. They may then resell those shares to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the shares offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such shares may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered shares and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commonly reasonable efforts to solicit purchases for the period of its appointment.

We may sell the shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those shares. The terms of any such sales will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If the applicable prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase shares at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, each series of offered shares will be a new issue and will have no established trading market. We may elect to list any series of offered shares on an exchange. Any underwriters that we use in the sale of offered shares may make a market in such shares, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the shares will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the shares. Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.

VALIDITY OF THE SHARES

The validity of the shares offered hereby will be passed upon for us by Harney Westwood & Riegels LLP.

EXPERTS

The financial statements and the related financial statement schedule, incorporated in this prospectus by reference from the company’s annual report on Form 20-F for the year ended December 31, 2008, and the effectiveness of ReneSola Ltd’s internal control over financial reporting have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, People’s Republic of China.

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the shares covered by this prospectus.

SEC registration fee	$5,580
FINRA filing fee	*
NYSE supplemental listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	$100,000
Printing costs	*
Miscellaneous	*

Total	$105,580

*	To be provided in a prospectus supplement or in a Report on Form 6-K subsequently incorporated by reference into this prospectus.

14,400,000 American Depositary Shares

ReneSola Ltd

Representing 28,800,000 Shares

Credit Suisse	UBS Investment Bank

Lazard Capital Markets